3
INTERIM REPORT

For the nine months ended
September 30, 2009

CONSOLIDATED BALANCE SHEETS
as at September 30, 2009 and December 31, 2008
(unaudited – US$ millions)

	2009	2008
	(audited)
Assets
Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $78.8; 2008 – $19.7)	2,340.6	1,564.2
Accounts receivable and other	1,950.0	1,688.7
Recoverable from reinsurers (including recoverables on paid losses – $234.6; 2008 – $298.9)	4,100.0	4,234.2
	8,390.6	7,487.1
Portfolio investments
Subsidiary cash and short term investments (cost $3,839.1; 2008 – $5,492.3)	3,857.6	5,508.5
Bonds (cost $10,100.0; 2008 – $8,302.1)	10,458.0	8,425.8
Preferred stocks (cost $128.3; 2008 – $41.2)	128.2	38.2
Common stocks (cost $4,132.0; 2008- $3,964.1)	5,118.2	3,816.9
Investments, at equity (fair value $570.1; 2008 – $575.3)	413.3	219.3
Derivatives and other invested assets (cost $114.4; 2008 – $157.3)	236.0	398.0
Assets pledged for short sale and derivative obligations (cost $96.3; 2008 – $8.3)	98.3	8.3
	20,309.6	18,415.0
Deferred premium acquisition costs	347.7	321.9
Future income taxes	155.9	699.4
Premises and equipment	141.4	133.1
Goodwill and intangible assets	330.1	123.2
Other assets	159.8	125.7
	29,835.1	27,305.4
Liabilities
Subsidiary indebtedness	14.7	21.1
Accounts payable and accrued liabilities	1,172.8	1,326.5
Income taxes payable	152.5	656.3
Short sale and derivative obligations (including at the holding company – $11.7; 2008 – $9.2)	73.1	29.4
Funds withheld payable to reinsurers	361.2	355.1
	1,774.3	2,388.4
Provision for claims	14,983.7	14,728.4
Unearned premiums	2,068.1	1,890.6
Long term debt – holding company borrowings	1,226.1	869.6
Long term debt – subsidiary company borrowings	891.3	889.1
Other long term obligations – holding company	174.8	187.7
	19,344.0	18,565.4
Non-controlling interests	1,066.6	1,382.8
Contingencies (note 10)
Shareholders’ Equity
Common stock	3,108.6	2,124.9
Treasury stock, at cost	(30.0)	(22.7)
Preferred stock	102.5	102.5
Retained earnings	3,497.7	2,871.9
Accumulated other comprehensive income (loss)	971.4	(107.8)
	7,650.2	4,968.8
	29,835.1	27,305.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2009 and 2008
(unaudited – US$ millions except per share amounts)

	Third quarter		First nine months
	2009	2008	2009	2008
Revenue
Gross premiums written	1,281.6	1,331.5	3,928.3	3,911.7
Net premiums written	1,064.3	1,132.1	3,295.6	3,368.0
Net premiums earned	1,095.9	1,162.7	3,306.9	3,406.8
Interest and dividends	184.7	135.6	540.3	480.4
Net gains on investments(1)	797.8	864.6	974.8	1,889.7
Other revenue	135.0	—	406.3	—
	2,213.4	2,162.9	5,228.3	5,776.9
Expenses
Losses on claims(1)	797.0	989.4	2,347.7	2,645.2
Operating expenses(1)	223.9	216.2	620.8	628.7
Commissions, net	168.4	188.1	518.4	549.4
Interest expense	40.7	37.6	117.0	118.3
Other expenses	134.1	—	402.0	—
	1,364.1	1,431.3	4,005.9	3,941.6
Earnings from operations before income taxes	849.3	731.6	1,222.4	1,835.3
Income taxes	223.7	194.8	314.9	508.3
Net earnings before non-controlling interests	625.6	536.8	907.5	1,327.0
Non-controlling interests	(63.2)	(69.2)	(130.1)	(200.0)
Net earnings	562.4	467.6	777.4	1,127.0
Net earnings per share	$31.04	$25.40	$43.66	$60.63
Net earnings per diluted share	$30.88	$25.27	$43.42	$59.89
Cash dividends paid per share	$—	$—	$8.00	$5.00
Shares outstanding (000) (weighted average)	18,050	18,131	17,669	18,218

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2009 and 2008
(unaudited – US$ millions)

	Third quarter		First nine months
	2009	2008	2009	2008
Net earnings	562.4	467.6	777.4	1,127.0
Other comprehensive income (loss), net of income taxes
Change in net unrealized gains (losses) on available for sale securities(2)	498.6	(289.2)	827.8	(455.2)
Reclassification of net realized (gains) losses to net earnings(3)	(109.8)	95.9	40.1	147.7
Change in unrealized foreign currency translation gains (losses)(4)	107.6	(48.7)	188.0	(70.4)
Change in gains and losses on hedges of net investment in foreign subsidiary(5)	(8.5)	—	(13.6)	—
Other comprehensive income (loss), net of income taxes	487.9	(242.0)	1,042.3	(377.9)
Comprehensive income	1,050.3	225.6	1,819.7	749.1
____________

(1)	Reflects certain reclassifications of foreign exchange in the third quarter and first nine months ended September 30, 2008 as described in note 2.

(2)	Net of income tax expense of $236.5 (2008 – income tax recovery of $117.6) and $374.8 (2008 – income tax recovery of $187.5) for the third quarter and first nine months of 2009, respectively.

(3)	Net of income tax recovery of $49.3 (2008 – income tax expense of $28.4) and $4.3 (2008 – income tax expense of $49.4) for the third quarter and first nine months of 2009, respectively.

(4)	Net of income tax recovery of $7.7 (2008 – income tax expense of $17.2) and $19.3 (2008 – income tax expense of $20.8) for the third quarter and first nine months of 2009, respectively.

(5)	Net of income tax expense of $0.4 (2008 – nil) and income tax recovery of $1.6 (2008 – nil) for the third quarter and first nine months of 2009, respectively.

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
for the nine months ended September 30, 2009 and 2008
(unaudited – US$ millions)

	2009	2008
Common stock –
Subordinate voting shares – beginning of period	2,121.1	2,063.6
Issuances during the period	989.3	—
Issuances on conversion of convertible senior debentures	—	192.3
Purchases for cancellation	(5.6)	(130.4)
Subordinate voting shares – end of period	3,104.8	2,125.5
Multiple voting shares – beginning and end of period	3.8	3.8
Common stock	3,108.6	2,129.3
Other paid in capital – beginning of period	—	57.9
Conversion of convertible senior debentures	—	(57.9)
Other paid in capital – end of period	—	—
Treasury shares (at cost) – beginning of period	(22.7)	(22.6)
Net acquisitions	(7.3)	(0.1)
Treasury shares (at cost) – end of period	(30.0)	(22.7)
Preferred stock –
Series A – beginning of period	38.4	51.2
Purchases for cancellation	—	(12.8)
Series A – end of period	38.4	38.4
Series B – beginning of period	64.1	85.4
Purchases for cancellation	—	(21.3)
Series B – end of period	64.1	64.1
Preferred stock	102.5	102.5
Retained earnings – beginning of period	2,871.9	1,658.2
Net earnings for the period	777.4	1,127.0
Excess over stated value of common shares purchased for cancellation	(4.9)	(143.0)
Excess over stated value of preferred shares purchased for cancellation	—	(13.9)
Common share dividends	(140.8)	(88.9)
Preferred share dividends	(5.9)	(8.5)
Retained earnings – end of period	3,497.7	2,530.9
Accumulated other comprehensive income (loss) – beginning of period	(107.8)	360.5
Application of the equity method of accounting	36.9	—
Other comprehensive income (loss)	1,042.3	(377.9)
Accumulated other comprehensive income (loss) – end of period	971.4	(17.4)
Retained earnings and accumulated other comprehensive income (loss)	4,469.1	2,513.5
Total shareholders’ equity	7,650.2	4,722.6
Number of shares outstanding
Common stock –
Subordinate voting shares – beginning of period	16,738,055	16,918,020
Issuances during the period	2,881,844	—
Issuances on conversion of convertible senior debentures	—	886,888
Purchases for cancellation	(44,500)	(1,031,901)
Net treasury shares acquired	(26,581)	(402)
Subordinate voting shares – end of period	19,548,818	16,772,605
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – end of period	20,297,588	17,521,375
Preferred stock –
Series A – beginning of period	2,250,000	3,000,000
Purchases for cancellation	—	(750,000)
Series A – end of period	2,250,000	2,250,000
Series B – beginning of period	3,750,000	5,000,000
Purchases for cancellation	—	(1,250,000)
Series B – end of period	3,750,000	3,750,000

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2009 and 2008
(unaudited – US$ millions)

	Third quarter		First nine months
	2009	2008	2009	2008
Operating activities
Earnings before non-controlling interests	625.6	536.8	907.5	1,327.0
Amortization of premises and equipment and intangible assets	11.2	10.6	27.6	18.2
Bond (discount) premium amortization	(7.5)	0.5	(21.2)	4.5
(Earnings) losses on investments, at equity	(17.7)	24.1	(21.7)	25.1
Future income taxes	111.0	(73.2)	114.0	(13.2)
Loss on significant commutations	21.1	—	21.1	84.2
Net (gains) losses on available for sale securities	(201.7)	118.5	28.1	235.7
Other net gains on investments	(596.1)	(983.1)	(1,002.9)	(2,125.4)
	(54.1)	(365.8)	52.5	(443.9)
Changes in operating assets and liabilities	101.1	533.5	(601.8)	1,033.7
Cash provided by (used in) operating activities	47.0	167.7	(549.3)	589.8
Investing activities
Net sales (purchases) of assets and liabilities classified as held for trading	(14.9)	1,157.8	159.3	1,367.1
Net sales (purchases) of securities designated as held for trading	55.8	(90.4)	(621.4)	(438.3)
Available for sale securities – purchases	(486.3)	(1,783.6)	(6,248.3)	(7,738.5)
– sales	1,885.3	2,095.3	8,719.0	8,301.8
Net decrease (increase) in restricted cash and cash equivalents	(90.3)	106.4	2.6	217.4
Net sales (purchases) of investments, at equity	0.9	(30.0)	(53.9)	(65.9)
Net purchases of premises and equipment and intangible assets	(8.1)	(1.9)	(17.0)	(13.1)
Purchase of subsidiaries, net of cash acquired	(56.2)	63.8	(627.7)	63.8
Cash provided by investing activities	1,286.2	1,517.4	1,312.6	1,694.3
Financing activities
Subsidiary indebtedness
Issuances	6.1	—	7.8	—
Repayment	(0.7)	—	(16.4)	—
Long term debt – holding company
Issuances	362.0	—	362.0	—
Debt issuance costs	(3.0)	—	(3.0)	—
Repayment	(1.0)	—	(13.8)	(62.1)
Long term debt – subsidiary companies repayment	(0.4)	—	(0.9)	(118.6)
Other long term obligations – holding company repayment	(1.3)	(1.2)	(9.6)	(3.7)
Repurchase of subsidiary securities	(32.9)	(174.1)	(99.8)	(393.8)
Subordinate voting shares
Issuances	1,000.0	—	1,000.0	—
Issuance costs	(16.2)	—	(16.2)	—
Repurchases	(3.7)	(216.5)	(10.5)	(273.4)
Repurchase of preferred shares	—	(17.5)	—	(48.0)
Purchase of shares for treasury	(7.7)	(0.2)	(12.8)	(0.2)
Common share dividends	—	—	(140.8)	(88.9)
Preferred share dividends	(2.1)	(2.4)	(5.9)	(8.5)
Dividends paid to non-controlling interests	(2.3)	(6.0)	(7.3)	(18.7)
Cash provided by (used in) financing activities	1,296.8	(417.9)	1,032.8	(1,015.9)
Foreign currency translation	74.0	(58.5)	106.6	(41.2)
Increase (decrease) in cash and cash equivalents	2,704.0	1,208.7	1,902.7	1,227.0
Cash and cash equivalents – beginning of period	1,724.4	3,130.8	2,525.7	3,112.5
Cash and cash equivalents – end of period	4,428.4	4,339.5	4,428.4	4,339.5
Cash and cash equivalents are included in the consolidated balance sheet as follows:
Holding company cash and short term investments	1,473.5	394.0	1,473.5	394.0
Subsidiary cash and short term investments	3,067.5	4,010.2	3,067.5	4,010.2
Subsidiary cash and short term investments pledged for short sale and derivative obligations	—	36.2	—	36.2
Subsidiary restricted cash and short term investments	(112.6)	(100.9)	(112.6)	(100.9)
	4,428.4	4,339.5	4,428.4	4,339.5
Supplementary information
Interest paid	8.7	9.8	84.8	94.4
Taxes paid	52.4	88.2	743.2	294.1

See accompanying notes.

Notes to Consolidated Financial Statements
 for the three and nine months ended September 30, 2009 and 2008
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.   Basis of Presentation

These consolidated financial statements should be read in conjunction with the company’s consolidated financial statements for the year ended December 31, 2008. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) using the same accounting policies as were used for the company’s consolidated financial statements for the year ended December 31, 2008 except as described in note 2, but they do not include all disclosures normally provided in annual financial statements prepared in accordance with Canadian GAAP.

2.   Summary of Significant Accounting Policies

The following summary describes significant changes to accounting policies during 2009, including changes resulting from recent accounting pronouncements.

Application of the Equity Method of Accounting

The company began acquiring common shares of International Coal Group, Inc. (“ICG”) in 2006 and until December 31, 2008 accounted for its investment in 19.7% of the common shares of ICG as available for sale at fair value. During the first quarter of 2009, the company increased its interest in ICG to 23.8% (36.5 million shares). Accordingly, during the first quarter of 2009, the company changed its accounting treatment of its investment in ICG from available for sale to the equity method of accounting on a prospective basis. This change in accounting treatment in the first quarter of 2009 increased investments, at equity by $119.3, decreased investments in common stocks by $55.5, increased non-controlling interests by $5.9 and decreased future income taxes by $21.0. The unrealized loss of $36.9 that had been included in accumulated other comprehensive loss was reclassified as an adjustment to investments, at equity increasing the carrying value from its fair value to its cost.

Change in Presentation of Foreign Currency Gains (Losses)

The company reclassified realized and unrealized foreign currency gains and losses in its consolidated statements of net earnings to enhance the transparency of its financial reporting by removing distortions to underwriting results caused by volatility in foreign currency rates and by giving recognition to the economic hedging relationship which exists between claims liabilities and portfolio investments denominated in foreign currencies within the same operating company. Prior year comparative figures have been reclassified to be consistent with the current year’s presentation, resulting in the reclassification in the third quarter of 2008 of $1.6 of net realized and unrealized foreign currency losses ($13.5 in the first nine months of 2008) and $9.4 of net realized and unrealized foreign currency gains ($0.8 of net realized and unrealized foreign currency losses in the first nine months of 2008) from losses on claims and operating expenses respectively to net gains on investments. The following table presents the pre-tax foreign currency effect on certain line items in the company’s consolidated financial statements for the three and nine months ended September 30, 2009 and 2008:

	Third quarter		First nine months
	2009	2008	2009	2008
Net gains (losses) on investments
Underwriting activities	(26.0)	7.5	34.5	(13.9)
Investing activities	5.0	(52.6)	(53.0)	28.2
Foreign currency gains (losses) included in pre-tax net earnings	(21.0)	(45.1)	(18.5)	14.3
Other comprehensive income – investing activities foreign currency gains (losses)	(26.0)	(66.9)	(55.6)	(24.5)
	(47.0)	(112.0)	(74.1)	(10.2)

Financial Instruments

Effective July 1, 2009, the company adopted the amendment made to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments – Recognition and Measurement, concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held for trading category. The adoption of this amendment, which applies to all reclassifications occurring after July 1, 2009, did not have an impact on the company’s financial position, or its results of operations as at September 30, 2009 or for the three month period then ended.

In June 2009, the company adopted the amendment made to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement which clarifies the application of the effective interest method to a financial asset subsequent to the recognition of an impairment loss. The adoption of this amendment did not have an impact on the company’s financial position, or its results of operations as at September 30, 2009 or for the three and nine month periods then ended.

Goodwill and Intangible Assets

Effective January 1, 2009, the company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The adoption of this guidance did not result in a change in the recognition of the company’s goodwill and intangible assets.

Credit Risk

Effective January 1, 2009, the company adopted the CICA’s Emerging Issues Committee Abstract EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”), which provides additional guidance on how to measure financial assets and liabilities, taking into account the company’s own credit risk and the counterparty credit risk in financial assets and financial liabilities values. The adoption of EIC-173 did not have an impact on the company’s financial position or its results of operations as at September 30, 2009 or for the three and nine month periods then ended.

Recent Accounting Pronouncements

In June 2009, the CICA amended CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3862, Financial Instruments – Disclosures. The amendment to Section 3855 clarifies the conditions for determining when a prepayment option embedded in a debt host instrument is closely related to the host for accounting purposes and is effective for the company’s 2011 interim and annual consolidated financial statements. The amendment to Section 3862 requires enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments and is effective for the company’s 2009 annual consolidated financial statements. The impact of adopting these amendments is currently being evaluated.

In August 2009, the CICA further amended CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement to achieve consistency with international standards on impairment of debt securities. The amendments include changing the categories into which debt instruments are required and permitted to be classified and eliminating the distinction between debt securities and other debt instruments. As a result, debt instruments not quoted in an active market may be classified as loans and receivables and subsequently assessed for impairment using the incurred credit loss model. The amendments also require reversal of an impairment loss relating to an available for sale debt instrument when, in a subsequent period, the fair value of the instrument increases and the increase can be objectively related to an event occurring after the loss was recognized. These amendments are effective for the company commencing in the fourth quarter of 2009 and applied retroactively to January 1, 2009. The company is currently in the process of evaluating the impact of adopting these amendments.

3.   Cash and Investments

Cash and short term investments, marketable securities, portfolio investments and short sale and derivative contracts by financial instrument classification are shown in the table below:

	September 30, 2009					December 31, 2008
	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value	Classified as held for trading	Designated as held for trading	Classified as available for sale	Other	Total carrying value
Holding company:
Cash and short term investments	1,447.4	—	47.1	—	1,494.5	275.4	—	521.1	—	796.5
Cash and short term investments pledged for short sale and derivative obligations	26.1	—	52.7	—	78.8	18.4	—	1.3	—	19.7
Bonds	—	299.9	11.1	—	311.0	—	216.6	12.2	—	228.8
Preferred stocks	—	9.3	13.5	—	22.8	—	—	12.1	—	12.1
Common stocks	—	1.7	201.8	—	203.5	—	—	424.3	—	424.3
Derivatives	230.0	—	—	—	230.0	82.8	—	—	—	82.8
	1,703.5	310.9	326.2	—	2,340.6	376.6	216.6	971.0	—	1,564.2
Short sale and derivative obligations	(11.7)	—	—	—	(11.7)	(9.2)	—	—	—	(9.2)
	1,691.8	310.9	326.2	—	2,328.9	367.4	216.6	971.0	—	1,555.0
Portfolio investments:
Cash and short term investments	3,067.5	208.0	582.1	—	3,857.6	2,338.8	355.2	2,814.5	—	5,508.5
Bonds	—	5,950.8	4,507.2	—	10,458.0	—	4,463.3	3,962.5	—	8,425.8
Preferred stocks	—	97.1	31.1	—	128.2	—	—	38.2	—	38.2
Common stocks	—	105.7	5,012.5	—	5,118.2	—	80.7	3,736.2	—	3,816.9
Investments, at equity	—	—	—	413.3	413.3	—	—	—	219.3	219.3
Derivatives	221.1	—	—	—	221.1	372.7	—	—	—	372.7
Other invested assets	—	—	—	14.9	14.9	—	—	—	25.3	25.3
	3,288.6	6,361.6	10,132.9	428.2	20,211.3	2,711.5	4,899.2	10,551.4	244.6	18,406.7
Assets pledged for short sale and derivative obligations:
Cash and short term investments	—	—	—	—	—	8.3	—	—	—	8.3
Bonds	—	66.4	31.9	—	98.3	—	—	—	—	—
	—	66.4	31.9	—	98.3	8.3	—	—	—	8.3
	3,288.6	6,428.0	10,164.8	428.2	20,309.6	2,719.8	4,899.2	10,551.4	244.6	18,415.0
Short sale and derivative obligations	(61.4)	—	—	—	(61.4)	(20.2)	—	—	—	(20.2)
	3,227.2	6,428.0	10,164.8	428.2	20,248.2	2,699.6	4,899.2	10,551.4	244.6	18,394.8

On August 31, 2009, the company announced the purchase of a 15.0% interest in Alltrust Insurance Company of China (“Alltrust”) for cash consideration of $65.9. The closing of this purchase was subject to final approval by the Chinese Insurance Regulatory Commission which was received on September 29, 2009. Alltrust is headquartered in Shanghai and provides a full range of primary insurance products and services in China, including property insurance, liability insurance, surety bonds, short-term health insurance, accident insurance, motor insurance and reinsurance.

Restricted cash and cash equivalents at September 30, 2009 of $112.6 consisted of $65.9 of cash restricted in connection with the purchase of the Alltrust investment described above, with the remainder comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries’ insurance and reinsurance operations. Restricted cash and cash equivalents at December 31, 2008 of $115.2 consisted primarily of cash and cash equivalents pledged to the Society and Council of Lloyd’s (Lloyd’s) to support the underwriting capacity of subsidiaries’ Lloyd’s syndicates which have been substantially replaced by debt securities at September 30, 2009. Restricted cash and cash equivalents are included in the consolidated balance sheets in holding company cash, short term investments and marketable securities, subsidiary cash and short term investments or in assets pledged for short sale and derivative obligations in portfolio investments.

Gross unrealized gains and losses on investments classified as available for sale, including assets pledged for short sale and derivative obligations, are as follows:

	September 30, 2009				December 31, 2008
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Total carrying value
Holding company:
Short term investments:(1)
Canadian government	50.6	0.2	—	50.8	136.7	—	(1.4)	135.3
U.S. treasury	49.0	—	—	49.0	387.1	—	—	387.1
	99.6	0.2	—	99.8	523.8	—	(1.4)	522.4
Bonds:
U.S. treasury	—	—	—	—	12.0	—	—	12.0
Corporate and other	10.8	0.3	—	11.1	0.4	—	(0.2)	0.2
	10.8	0.3	—	11.1	12.4	—	(0.2)	12.2
Preferred stocks:
Canadian	11.4	2.1	—	13.5	11.8	0.3	—	12.1
Common stocks:
Canadian	39.7	11.3	—	51.0	58.4	—	(11.1)	47.3
U.S.	55.8	45.3	—	101.1	397.2	12.4	(56.8)	352.8
Other	37.4	12.3	—	49.7	20.0	4.2	—	24.2
	132.9	68.9	—	201.8	475.6	16.6	(67.9)	424.3
Portfolio investments:
Short term investments:
Canadian government	58.3	0.4	—	58.7	196.9	—	(0.1)	196.8
U.S. treasury	353.6	—	—	353.6	2,307.9	—	(3.4)	2,304.5
Other government	151.7	18.1	—	169.8	297.1	16.1	—	313.2
	563.6	18.5	—	582.1	2,801.9	16.1	(3.5)	2,814.5
Bonds:
Canadian government	578.1	57.2	—	635.3	928.1	57.0	—	985.1
U.S. treasury	502.8	45.6	(22.6)	525.8	739.2	140.4	—	879.6
U.S. states and municipalities	952.0	80.7	(0.3)	1,032.4	999.7	12.7	(32.7)	979.7
Other government	897.9	50.2	(34.9)	913.2	856.8	24.3	(66.6)	814.5
Corporate and other	1,218.4	184.2	(2.1)	1,400.5	315.0	7.2	(18.6)	303.6
	4,149.2	417.9	(59.9)	4,507.2	3,838.8	241.6	(117.9)	3,962.5
Preferred stocks:
Canadian	—	—	—	—	10.2	—	—	10.2
U.S.	0.1	—	—	0.1	0.6	—	(0.5)	0.1
Other	31.1	—	(0.1)	31.0	30.4	—	(2.5)	27.9
	31.2	—	(0.1)	31.1	41.2	—	(3.0)	38.2
Common stocks:
Canadian	475.4	191.3	—	666.7	535.8	43.6	(66.4)	513.0
U.S.	2,867.7	611.3	(7.8)	3,471.2	2,731.1	95.8	(250.9)	2,576.0
Other	683.2	212.6	(21.2)	874.6	616.5	44.2	(13.5)	647.2
	4,026.3	1,015.2	(29.0)	5,012.5	3,883.4	183.6	(330.8)	3,736.2
Assets pledged for short sale and derivative obligations:
Bonds:
Canadian government	1.0	0.1	—	1.1	—	—	—	—
U.S. treasury	0.4	—	—	0.4	—	—	—	—
Other government	23.6	1.3	—	24.9	—	—	—	—
Corporate and other	4.9	0.6	—	5.5	—	—	—	—
	29.9	2.0	—	31.9	—	—	—	—
____________

(1)	Includes $52.7 (December 31, 2008 – $1.3) of short term investments included in assets pledged for short sale and derivative obligations.

Net gains (losses) on investments classified as available for sale are reported net of the following gross realized gains and losses:

	Third quarter		First nine months
	2009	2008	2009	2008
Gross realized gains from sales	209.2	58.9	379.2	161.2
Gross realized losses from sales	(7.5)	(0.4)	(75.9)	(12.5)
	201.7	58.5	303.3	148.7

At each reporting date, and more frequently when conditions warrant, management evaluates all available for sale securities with unrealized losses to determine whether those unrealized losses are other than temporary and should be recognized in net earnings (loss) rather than in accumulated other comprehensive income (loss). If management’s assessment indicates that the impairment in value is other than temporary, or the company does not have the intent or ability to hold the security until its fair value recovers, the security is written down to its fair value at the balance sheet date, and a loss is recognized in net gains (losses) on investments in the consolidated statement of earnings. As a result, net gains (losses) on investments for the third quarter and first nine months of 2009 include nil (2008 – $177.0) and $331.4 (2008 – $384.4) respectively of provisions for other than temporary impairment related to securities with unrealized losses at September 30, 2009. After such provisions, the unrealized losses on such securities at September 30, 2009 were $29.0 ($398.7 at December 31, 2008), $0.1 ($3.0 at December 31, 2008) and $59.9 ($118.1 at December 31, 2008) with respect to common stocks, preferred stocks and bonds respectively. The company had investments in five other government debt securities classified as available for sale which were in unrealized loss positions for a period greater than twelve months at September 30, 2009. The unrealized loss of $33.9 on these securities at September 30, 2009 was primarily due to the effect of fluctuations in foreign exchange rates.

Bonds designated as held for trading and classified as available for sale are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown due to the existence of call and put features.

	September 30, 2009		December 31, 2008
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	742.3	673.0	804.7	825.7
Due after 1 year through 5 years	2,598.3	2,393.5	2,048.0	1,567.0
Due after 5 years through 10 years	5,463.8	6,286.5	5,099.5	5,235.4
Due after 10 years	1,345.9	1,514.3	943.6	1,026.5
	10,150.3	10,867.3	8,895.8	8,654.6

The fair value and carrying value of investments, at equity are as follows:

	September 30, 2009		December 31, 2008
	Fair value	Carrying value	Fair value	Carrying value
Portfolio investments:
Investments, at equity
Cunningham Lindsey Group Limited	155.7	138.5	83.9	83.9
International Coal Group, Inc.	147.3	124.7	—	—
ICICI Lombard General Insurance Company Limited	197.8	80.8	428.5	73.1
Partnerships, trusts and other	69.3	69.3	62.9	62.3
	570.1	413.3	575.3	219.3

The company is responsible for determining the fair value of its investment portfolio by utilizing market driven fair value measurements obtained from active markets where available, by considering other observable and unobservable inputs and by employing valuation techniques which make use of current market data. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, actual values realized in future market transactions may differ from the estimates presented in these consolidated financial statements. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The company uses a fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. A description of the inputs used in the valuation of financial instruments is summarized as follows:

1.
Quoted prices in active markets for identical instrument – Inputs represent unadjusted quoted prices for identical instruments exchanged in active markets. The fair value of the majority of the company’s common stocks and positions in securities sold but not yet purchased (including in prior periods, the S&P 500 index based Standard and Poor’s Depository receipts (“SPDRs”) short position) are determined based on quoted prices in active markets obtained from external pricing sources.

2.
Significant other observable inputs – Inputs include directly or indirectly observable inputs other than quoted prices for identical instruments exchanged in active markets. These inputs include quoted prices for similar instruments exchanged in active markets; quoted prices for identical or similar instruments exchanged in inactive markets; inputs other than quoted prices that are observable for the instruments, such as interest rates and yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates where available; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

The company’s investments in government securities (including federal, state, provincial and municipal bonds), corporatesecurities, private placements and infrequently traded securities are priced using publicly traded, over-the-counter prices orbroker-dealer quotes which are based on market observable inputs. Observable inputs such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads and bids are available for these investments.

The fair value of derivatives such as total return swaps, equity index total return swaps and S&P index call options are basedon broker-dealer quotes. The fair value of warrants is based on quoted market prices or broker-dealer quotations whereavailable. Otherwise, valuation techniques are employed to estimate the fair value of warrants on the basis of pricing models that incorporate the quoted price, volatility and dividend yield of the underlying security and the risk free rate. To assess the reasonableness of pricing received from broker-dealers, the company compares the fair values supplied by broker-dealers to industry accepted valuation models, to observable inputs such as credit spreads and discount rates and to recent transaction prices for similar assets where available.

The fair values of credit default swaps are based principally on third party broker-dealer quotes which are based on marketobservable inputs with current market spreads being the primary observable input. In addition, the company assesses thereasonableness of the fair values obtained from these providers by comparing these fair values to values produced using individual issuer credit default swap yield curves, by referencing them to movements in credit spreads and by comparing them to recent market transaction prices for similar credit default swaps where available. The fair values of credit default swaps are subject to significant volatility arising from the potential differences in the perceived risk of default of the underlying issuers, movements in credit spreads and the length of time to the contracts’ maturity.

The company has investments of $994.3 ($463.1 at December 31, 2008) in certain private placement debt securities whichhave been designated as held for trading or classified as available for sale depending on the characteristics of the security.The fair value of these debt securities is determined based on industry accepted valuation models which are sensitive to certain assumptions, specifically share price volatility and credit spreads of the issuer.

3.
Significant unobservable inputs – Inputs include unobservable inputs used in the measurement of financial instruments. Management is required to use its own assumptions regarding unobservable inputs as there is little, if any, market activity in these assets or liabilities or related observable inputs that can be corroborated at the measurement date. Unobservable inputs require management to make certain projections and assumptions about the information that would be used by market participants in pricing assets or liabilities. To verify pricing, the company assesses the reasonability of the fair values by comparing to industry accepted valuation models, to movements in credit spreads and to recent transaction prices for similar assets where available.

The company’s use of quoted market prices, internal models using observable market information as inputs and internal models without observable market information as inputs in the valuation of securities and derivative contracts were as follows:

	September 30, 2009				December 31, 2008
	Total fair value asset (liability)	Quoted prices	Significant other observable inputs	Significant unobservable inputs	Total fair value asset (liability)	Quoted prices	Significant other observable inputs	Significant unobservable inputs
Cash and cash equivalents	4,541.0	4,541.0	—	—	2,640.9	2,640.9	—	—
Short term investments:
Canadian government	112.4	112.4	—	—	334.9	334.9	—	—
U.S. Treasury	589.9	589.7	0.2	—	2,947.5	2,946.7	0.8	—
Other government	187.6	142.6	45.0	—	409.7	381.4	28.3	—
	889.9	844.7	45.2	—	3,692.1	3,663.0	29.1	—
Bonds:
Canadian government	1,534.5	—	1,534.5	—	1,726.3	—	1,726.3	—
U.S. Treasury	708.3	—	708.3	—	985.0	—	985.0	—
U.S. states and municipalities	4,704.8	—	4,704.8	—	4,104.6	—	4,104.6	—
Other government	1,116.9	—	1,116.9	—	853.4	—	852.4	1.0
Corporate and other	2,516.8	—	2,498.8	18.0	833.6	—	819.7	13.9
Mortgage backed securities	286.0	—	248.3	37.7	151.7	—	—	151.7
	10,867.3	—	10,811.6	55.7	8,654.6	—	8,488.0	166.6
Preferred stocks:(1)
Canadian	106.4	—	106.4	—	10.1	10.1	—	—
U.S.	0.1	—	0.1	—	0.1	—	0.1	—
Other	31.0	—	31.0	—	28.0	—	28.0	—
	137.5	—	137.5	—	38.2	10.1	28.1	—
Common stocks:(1)
Canadian	707.4	695.0	12.4	—	560.3	548.0	12.3	—
U.S.	3,485.4	3,427.0	57.7	0.7	2,798.0	2,750.6	47.4	—
Other	973.6	726.5	243.5	3.6	705.8	518.1	183.9	3.8
	5,166.4	4,848.5	313.6	4.3	4,064.1	3,816.7	243.6	3.8
Derivatives and other invested assets	466.0	—	466.0	—	480.8	39.4	441.4	—
Short sale and derivative obligations	(73.1)	—	(73.1)	—	(29.4)	(20.2)	(9.2)	—
Portfolio investments measured at fair value	21,995.0	10,234.2	11,700.8	60.0	19,541.3	10,149.9	9,221.0	170.4
	100.0%	46.5%	53.2%	0.3%	100.0%	51.9%	47.2%	0.9%
____________

(1)
Excluded from these totals are available for sale investments of $13.5 ($12.1 at December 31, 2008) and $155.3 ($177.1 at December 31, 2008) in preferred stocks and partnership trusts respectively which are carried at cost as they do not have quoted market values in active markets.

The company’s investments for which fair value is determined through the use of internal models without observable market information as inputs (0.3% of the total investment portfolio required to be measured at fair value) principally comprised mortgage backed securities that were purchased at deep discounts to par and had a fair value of $37.7 at September 30, 2009 ($151.7 at December 31, 2008).

A reconciliation of assets and liabilities measured at fair value on a recurring basis with the use of significant unobservable inputs for the nine months ended September 30, 2009 and 2008 follows:

	September 30, 2009			September 30, 2008
	Bonds	Common stocks	Total	Bonds	Common stocks	Total
Balance – beginning of period	166.6	3.8	170.4	23.3	10.6	33.9
Total realized and unrealized gains (losses)
Included in net gains (losses) on investments	(15.0)	—	(15.0)	(3.9)	7.8	3.9
Included in other comprehensive income	0.6	(0.3)	0.3	(7.8)	(1.9)	(9.7)
Net purchases (sales)	(1.0)	0.8	(0.2)	46.9	(12.9)	34.0
Transfer out of category	(95.5)	—	(95.5)	—	—	—
Balance – end of period	55.7	4.3	60.0	58.5	3.6	62.1

A net loss for the third quarter and first nine months of 2009 of $1.0 (2008 – $1.7) and $22.6 (2008 – $1.7) respectively representing the change in fair value of the company’s investments still held as at September 30, 2009 (principally mortgage backed securities purchased at deep discounts to par) priced through the use of internal models without observable market information as inputs was recognized in net gains (losses) on investments of the consolidated statements of earnings. During 2009, as the result of an increase in market liquidity, broker quotations and observable market transactions became available for certain of the company’s mortgage backed securities where fair value was previously determined using unobservable inputs. Accordingly, $95.5 of these securities were transferred out of the significant unobservable inputs category and into the significant observable inputs category.

4.   Short Sale and Derivative Transactions

	September 30, 2009				December 31, 2008
		Notional	Fair value			Notional	Fair value
	Cost	value	Assets	Liabilities	Cost	value	Assets	Liabilities
Equity contracts
Equity index total return swaps – short positions	—	1,500.3	14.7	5.5	—	—	—	—
Equity total return swaps – short positions	—	225.5	—	10.8	—	1.3	—	—
Equity total return swaps – long positions	—	259.3	96.9	—	—	—	—	—
Warrants	12.8	327.5	227.9	—	—	—	—	—
S&P 500 index call options	–	—	—	—	0.1	518.4	—	—
Credit contracts
Credit default swaps	114.8	6,021.8	83.3	—	161.5	8,873.0	415.0	—
Warrants	15.6	340.2	5.2	—	19.2	342.6	0.6	—
Foreign exchange forward contracts	—	—	14.8	54.7	—	—	39.4	20.1
Other	—	—	8.3	2.1	—	—	0.5	9.3
Total			451.1	73.1			455.5	29.4

The company is exposed to significant market risk through its investing activities. Market risk is the potential for a negative impact on the consolidated balance sheets and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company’s derivative contracts, with limited exceptions, are used for the purpose of managing these risks. Derivative contracts entered into by the company are considered economic hedges and are not designated as hedges for financial reporting purposes.

The fair value of derivatives in a gain position are presented on the consolidated balance sheet in derivatives and other invested assets in portfolio investments and in the cash, short term investments and marketable securities of the holding company. The fair value of derivatives in a loss position and obligations to purchase securities sold short are presented on the consolidated balance sheet in short sale and derivative obligations. The initial premium paid for a derivative contract, if any, would be recorded as a derivative asset and subsequently adjusted for changes in the unrealized market value of the contract at each balance sheet date. Changes in the unrealized market value of a contract is recorded as net gains (losses) on investments in the company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset or liability.

Equity contracts

Short positions in equity and equity index total return swaps are held primarily to provide protection against significant declines in the value of the company’s portfolio of U.S. listed common stocks. The company’s equity and equity index total return swaps contain contractual reset provisions requiring counterparties to cash-settle on a quarterly basis any market value movements arising since the prior settlement. Any cash paid to settle unfavorable market value changes and, conversely, any cash received in settlement of favorable market value changes are recognized by the company as net gains (losses) on investments in the consolidated statements of net earnings. To the extent that a contractual reset date of a contract does not correspond to the balance sheet date, the company records additional net gains (losses) on investments in the consolidated statements of net earnings to adjust the carrying value of the derivative asset or liability associated with each total return swap contract to reflect its fair value at the balance sheet date. Final cash settlements of total return swaps are recognized as net gains (losses) on investments net of any previously recorded unrealized market value changes since the last quarterly reset date. Total return swaps require no initial net investment and at inception, their fair value is zero.

During the third quarter of 2009, as a result of the rapid increase in the valuation level of equity markets, the company determined to protect a portion of its equity and equity-related holdings against a decline in equity markets by way of short positions effected through equity index total return swap contracts. This economic hedge is principally comprised of $1.5 billion notional amount of S&P 500 index-referenced total return swap contracts entered into at an average S&P 500 index value of 1,062.52 and providing protection to approximately one quarter of the company’s $5,891.8 of equity and equity-related holdings. During the second and third quarters of 2008, the company had continued adding to its portfolio of short equity and equity index total return swap positions. In November 2008, following significant declines in the global equity markets, the company had closed substantially all of its equity hedge positions.

At September 30, 2009, the fair value included in portfolio investments and in the cash, short term investments and marketable securities of the holding company of assets pledged as collateral was $177.1 ($28.0 at December 31, 2008), of which nil ($3.9 at December 31, 2008) was restricted cash; the remainder of the assets, although pledged, may be substituted with similar assets. Total assets pledged of $177.1 is comprised of collateral for total return swap obligations of $153.2 and assets pledged for the Cdn$25.0 standby letter of credit of $23.9 as described in note 10 under the heading Financial guarantee.

A limited number of long positions in equity total return swaps were entered into during the first quarter of 2009 for investment purposes based on attractive valuation levels following the significant declines in the global equity markets during the fourth quarter of 2008.

Equity warrants were acquired as part of the company’s investment in debt securities of various Canadian companies during the second quarter of 2009. The warrants have expiration dates ranging from 4 years to 5 years.

Credit contracts

The company has credit default swaps, referenced to various issuers in the banking and insurance sectors of the financial services industry, which serve as an economic hedge against declines in the fair value of the company’s financial assets. These credit default swaps have a remaining average life of 2.6 years (3.3 years at December 31, 2008) and a notional amount and fair value as shown in the table above. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized market value of the contract at each balance sheet date. Changes in the unrealized market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

During the third quarter of 2009, the company sold nil (2008 – $3,580.9) notional amount of credit default swaps for proceeds of nil (2008 – $595.7) and recorded net gains on sale of nil (2008 – $279.8) and recorded net mark-to-market losses of $79.0 (2008 – net gains of $266.4). During the first nine months of 2009, the company sold $3,042.9 (2008 – $8,265.9) notional amount of credit default swaps for proceeds of $231.6 (2008 – $1,670.7) and recorded net gains on sale of $46.2 (2008 – $765.3) and recorded net mark-to-market losses of $150.8 (2008 – net gains of $481.9). Sales of credit default swap contracts during the first nine months of 2009 and 2008 caused the company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings.

The company holds, for investment purposes, various bond warrants that give it the option to purchase certain long dated corporate bonds. The warrants have expiration dates averaging 37 years.

Foreign exchange forward contracts

A significant portion of the company’s business is conducted in currencies other than the US dollar. The company is also exposed to currency rate fluctuations through its net investment in subsidiaries that have a functional currency other than the US dollar. Long and short foreign exchange forward contracts primarily denominated in the Pound Sterling and the Canadian dollar are used to manage foreign currency exposures on foreign currency denominated transactions. The contracts have an average term of one year and may be renewed at market rates.

Counterparty risk

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its total return swap and credit default swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for the benefit of the company in amounts related to the then current fair value of the total return and credit default swaps. The fair value of this collateral at September 30, 2009, all of which consisted of government securities that may be sold or repledged by the company was $125.3. The fair value of this collateral at December 31, 2008, all of which consisted of government securities was $285.1 of which $107.6 may be sold or repledged by the company. The company has not exercised its right to sell or repledge collateral at September 30, 2009 or December 31, 2008. The amount of collateral required to be placed on deposit by the counterparties fluctuates with the fair value of the underlying derivative contracts.

Financial performance

The following table summarizes the impact of investments classified or designated as held for trading on net gains (losses) on investments recognized in the consolidated statements of earnings. Common stock and equity index positions includes positions in securities sold but not yet purchased, total return swaps and equity index call options. Other is primarily comprised of foreign exchange forward contracts, credit warrants and futures contracts.

	Classified as held for trading
	Common
	stock and	Credit				Designated as held for trading
	equity index	default	Equity				Preferred and
	positions	swaps	warrants	Other	Total	Bonds	common stocks	Total
For the three months ended September 30, 2009
Inception-to-date realized gains (losses) on positions closed in the period	(0.6)	—	—	(10.2)	(10.8)	22.1	—	22.1
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(11.5)	—	—	(0.7)	(12.2)	(6.5)	—	(6.5)
Mark-to-market gains (losses) arising on positions remaining open at period end	97.1	(79.0)	95.5	(10.4)	103.2	489.4	8.7	498.1
Net gains (losses)	85.0	(79.0)	95.5	(21.3)	80.2	505.0	8.7	513.7
For the three months ended September 30, 2008
Inception-to-date realized gains (losses) on positions closed in the period	621.5	537.2	—	10.5	1,169.2	(0.4)	—	(0.4)
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	(207.4)	(257.4)	—	(1.3)	(466.1)	—	—	—
Mark-to-market gains (losses) arising on positions remaining open at period end	248.6	266.4	—	6.9	521.9	(178.5)	—	(178.5)
Net gains (losses)	662.7	546.2	—	16.1	1,225.0	(178.9)	—	(178.9)

	Classified as held for trading
	Common
	stock and	Credit				Designated as held for trading
	equity index	default	Equity				Preferred and
	positions	swaps	warrants	Other	Total	Bonds	common stocks	Total
For the nine months ended September 30, 2009
Inception-to-date realized gains (losses) on positions closed in the period	(41.9)	185.4	—	(16.0)	127.5	27.6	2.2	29.8
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	0.1	(139.2)	—	(24.7)	(163.8)	7.3	—	7.3
Mark-to-market gains (losses) arising on positions remaining open at period end	97.2	(150.8)	212.0	(20.0)	138.4	791.5	28.0	819.5
Net gains (losses)	55.4	(104.6)	212.0	(60.7)	102.1	826.4	30.2	856.6
For the nine months ended September 30, 2008
Inception-to-date realized gains (losses) on positions closed in the period	688.8	1,495.3	—	8.8	2,192.9	(0.6)	—	(0.6)
Mark-to-market (gains) losses recognized in prior periods on positions closed in the period	87.2	(730.0)	—	1.6	(641.2)	0.1	—	0.1
Mark-to-market gains (losses) arising on positions remaining open at period end	247.7	481.9	—	7.9	737.5	(156.1)	—	(156.1)
Net gains (losses)	1,023.7	1,247.2	—	18.3	2,289.2	(156.6)	—	(156.6)

Hedge of net investment in Northbridge

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statements of net earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in foreign operations is reduced.

In the first quarter of 2009 Northbridge, which conducts business primarily in Canada, became a wholly owned subsidiary of Fairfax as described in note 5. As a self-sustaining operation with a Canadian dollar functional currency, the net assets of Northbridge represent a significant foreign currency exposure to Fairfax. In keeping with the company’s foreign currency risk management objective of mitigating the impact of foreign currency rate fluctuations on its financial position, in August 2009 the company designated the carrying value of its Canadian dollar denominated senior notes due August 19, 2019 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. For the quarter and nine months ended September 30, 2009, the company recognized $9.4 of foreign currency movement on the senior notes in changes in gains and losses on hedges of net investment in foreign subsidiary in the consolidated statement of comprehensive income. The foreign currency exposure deferred in the currency translation account in accumulated other comprehensive income will remain until such time that the net investment in Northbridge is reduced.

5.   Acquisitions and Divestitures

Nine months ended September 30, 2009

Privatization of OdysseyRe

On September 23, 2009, the company announced a tender offer to acquire the 27.4% of the outstanding common shares of OdysseyRe that the company did not already own for $65.00 in cash per share (the “OdysseyRe Offer”), representing an aggregate cash purchase price of approximately $1.0 billion. On October 27, 2009, the company paid for and acquired the 14.3 million OdysseyRe shares which had been tendered at the expiry of the OdysseyRe Offer, increasing the company’s ownership of OdysseyRe to 97.1% (71.9% at June 30, 2009). On October 28, 2009, in accordance with the terms of the related merger agreement, all of OdysseyRe’s common shares held by the remaining minority shareholders were cancelled and converted into the right to receive $65.00 per share in cash and OdysseyRe became a wholly owned subsidiary of the company. The company expects to prepare a preliminary purchase price allocation for the OdysseyRe step acquisition during the fourth quarter of 2009 when estimates and assumptions related to the valuation of assets acquired and liabilities assumed are available for review. The $60.2 excess of the purchase price for accounting purposes of $1,004.7 (which excludes Fairfax’s future commitment to fund $57.2 of cash compensation expected to be paid to OdysseyRe employees as the result of modifications made to OdysseyRe’s stock based compensation plans) over the carrying value of the OdysseyRe non-controlling interest at September 30, 2009 of $944.5 will be allocated as fair value adjustments to the net assets (including intangible assets) acquired and, to any extent not so allocated, will comprise goodwill.

Privatization of Advent

On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares not already owned by the company, for 220 U.K. pence in cash per common share (the “Advent Offer”). At September 30, 2009, a total of 15.3 million shares had been tendered under the Advent Offer for an aggregate cash purchase price of $56.2 (£33.6 million). This transaction increased the company’s ownership of Advent to 99.3% (66.7% at June 30, 2009) and decreased the non-controlling interests in the consolidated balance sheet by $59.6. On October 17, 2009, the company acquired all remaining Advent common shares outstanding pursuant to the compulsory acquisition provisions of U.K. law for aggregate cash consideration of $1.1 (£0.7 million) and Advent became a wholly owned subsidiary of the company. The company expects to prepare a preliminary purchase price allocation for the Advent step acquisition during the fourth quarter of 2009 when estimates and assumptions related to the valuation of assets acquired and liabilities assumed are available for review.

Privatization of Northbridge

On January 13, 2009, the company purchased 24.8% of the outstanding common shares of Northbridge for an aggregate cash purchase price of $374.0 (Cdn$458.4) pursuant to a previously announced offer to acquire all of the outstanding common shares of Northbridge other than those common shares already owned by the company (the “Step 1” acquisition). Immediately following the February 19, 2009 approval by Northbridge shareholders of a going private transaction, Northbridge redeemed the remaining 11.6% of its outstanding common shares for an aggregate cash consideration of $172.4 (Cdn$215.9) (the “Step 2” acquisition). The result of these transactions is summarized in the table below.

Acquisition of Polskie Towarzystwo Reasekuracji Spólka Akcyjna (“Polish Re”)

On January 7, 2009, the company completed the acquisition of 100% of the outstanding common shares of Polish Re, a Polish reinsurance company, for cash consideration of $57.0 (168.3 million polish zlotys), pursuant to a previously announced tender offer. The assets and liabilities and results of operations of Polish Re have been included in the company’s consolidated financial reporting in the Reinsurance – Other reporting segment. This investment increased the company’s exposure to the Central and Eastern European economies and has established a platform for business expansion in that region over time. The result of this transaction is summarized in the table below.

The Northbridge Step 1 and Step 2 and Polish Re acquisitions were accounted for using the purchase method. The total intangible assets acquired of $93.8 in the Northbridge acquisition have been included in the company’s financial reporting in the Insurance – Canada reporting segment and consist primarily of customer and broker relationship intangible assets of $79.6 and the brand names of Northbridge and its subsidiaries of $11.2. The customer and broker relationship intangible assets are amortized on a straight-line basis over periods ranging from 8 to 20 years and the resulting amortization expense is included in Northbridge’s operating results, while the brand names have indefinite lives and are not amortized. The Northbridge Step 1 and Step 2 acquisitions decreased non-controlling interests in the consolidated balance sheet by $398.5.

	Northbridge			Polish Re
	Step 1 acquisition	Step 2 acquisition	Total
Acquisition date	January 13, 2009	February 20, 2009		January 7, 2009
Percentage of common shares acquired	24.8%	11.6%	36.4%	100%
Cash purchase consideration	374.0	172.4	546.4	57.0
Fair value of assets acquired:
Tangible assets(1)	1,068.2	495.0	1,563.2	141.0
Intangible assets	63.0	30.8	93.8	—
Goodwill	51.5	29.1	80.6	13.8
Total fair value of assets acquired	1,182.7	554.9	1,737.6	154.8
Total fair value of liabilities assumed	(808.7)	(382.5)	(1,191.2)	(97.8)
Net assets acquired	374.0	172.4	546.4	57.0
____________

(1)	Of the $141.0 of tangible assets acquired in the Polish Re transaction, $31.9 was cash and cash equivalents.

Other

On February 11, 2009, the company made an additional investment of $49.0 in its equity affiliate Cunningham Lindsey Group Limited (“Cunningham Lindsey”) to facilitate that company’s acquisition of the international operations of GAB Robins, a provider of loss adjusting and claims management services. The company’s ownership of Cunningham Lindsey at September 30, 2009 was 43.7% (45.7% at December 31, 2008).

Third quarter and the first nine months of 2009 consolidated net earnings include the results of operations of the company’s 99.3% interest in Advent (consolidated effective from September 11, 2008 when the company’s interest was 58.5%) and 68.3% interest in Ridley (consolidated effective from November 4, 2008 when the company’s interest was 67.9%) as disclosed in note 17 to the consolidated financial statements in the company’s 2008 Annual Report.

Nine months ended September 30, 2008

On September 11, 2008, the company, directly and through its operating companies, acquired an additional 14.0% interest in Advent for $17.3 (£9.5 million), increasing the company’s total ownership of Advent to 58.5% from 44.5%. Prior to this acquisition of a controlling interest, the company accounted for Advent using the equity method of accounting. Following the transaction, the assets and liabilities and results of operations of Advent have been included in the company’s consolidated financial reporting in the Reinsurance – Other business segment. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks.

On August 29, 2008, the company through OdysseyRe purchased certain assets and liabilities associated with the crop insurance business previously produced by CropUSA Insurance Agency, Inc. (“CropUSA”) for cash consideration of $8.0. Since 2006, CropUSA has acted as managing general underwriter for OdysseyRe in the crop insurance sector.

On June 13, 2008, a new holding company (“Holdco”), which was formed in December 2007 to facilitate the disposition of the Cunningham Lindsey operating companies, repaid a Cdn$125.0 promissory note payable to Cunningham Lindsey using funds received from its new bank credit facility. Cunningham Lindsey used the proceeds received to repay its 7.0% unsecured Series B debentures (Cdn$125.0), as described in note 6. During the second quarter of 2008, Cunningham Lindsey increased its investment in Holdco by Cdn$23.0 by contributing Cdn$5.9 in cash and by converting a Cdn$17.1 promissory note due from Holdco to equity. Subsequent to this investment, Cunningham Lindsey’s interest in Holdco increased to 45.7%.

In June 2008, the company through one of its subsidiaries purchased a 19.8% interest in Arab Orient Insurance Company (“Arab Orient”) for cash consideration of $10.4. Arab Orient is a publicly traded insurance company based in Amman, Jordan.

Repurchases of shares

During the first nine months of 2009, OdysseyRe repurchased for cancellation on the open market 1,789,100 (606,300 in the third quarter) of its common shares with a cost of $72.6 ($25.1 in the third quarter), as part of its previously announced common share repurchase programme. These transactions increased the company’s ownership of OdysseyRe to 72.6% (70.4% at December 31, 2008), and decreased non-controlling interests by $89.6 ($32.1 in the third quarter), at September 30, 2009. Other than in the going private transaction described previously, Northbridge did not repurchase any of its common shares for cancellation during the first nine months of 2009.

During the first nine months of 2008, Northbridge repurchased for cancellation on the open market 1,304,600 (822,200 in the third quarter) of its common shares with a cost of $39.7 ($24.5 in the third quarter), and OdysseyRe repurchased for cancellation on the open market 9,480,756 (3,769,256 in the third quarter) of its common shares with a cost of $351.4 ($140.8 in the third quarter), as part of their previously announced common share repurchase programmes. These transactions increased the company’s ownership of Northbridge and OdysseyRe to 62.2% (60.2% at December 31, 2007) and 70.6% (61.0% at December 31, 2007), and decreased non-controlling interests by $39.3 ($24.8 in the third quarter) and $362.0 ($149.9 in the third quarter), respectively at September 30, 2008.

6.   Subsidiary Indebtedness, Long Term Debt, Other Long Term Obligations and Capital

Subsequent to September 30, 2009

On October 14, 2009, the company issued a notice to the holders of all of its 6,000,000 outstanding Series A and Series B cumulative redeemable preferred shares that it intends to redeem all of those shares during the fourth quarter of 2009. Assuming the spot exchange rate prevailing at September 30, 2009 is unchanged as of the fourth quarter 2009 redemption date, this redemption would result in a charge to retained earnings of $37.3, representing the excess of the redemption amount paid (stated capital of Cdn$150.0) over the balance sheet carried value of the redeemed shares, the difference arising as a result of the movement in the Canadian-U.S. dollar exchange rate between the date the company commenced financial reporting in U.S. dollars and the redemption date.

On October 5, 2009, the company issued 10,000,000 cumulative five-year rate reset preferred shares, Series C for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses (net of tax) of $227.2 (Cdn$244.5). The Series C preferred shares have a dividend rate of 5.75% per annum until December 31, 2014 and thereafter an annual rate to be reset every five years equal to the then current five-year Government of Canada bond yield plus 3.15%. The Series C preferred shares are redeemable by the company on December 31, 2014 and on December 31 every five years thereafter at Cdn$25.00 per share. Holders of unredeemed Series C preferred shares will have the right, at their option, to convert their shares into Series D floating rate cumulative preferred shares on December 31, 2014, and on December 31 every five years thereafter. The Series D preferred shares (of which none are currently issued) will have a dividend rate equal to the three-month Government of Canada Treasury Bill yield current on December 31, 2014 or any subsequent five-year anniversary plus 3.15%.

Nine months ended September 30, 2009

On September 25, 2009, the company purchased $1.0 principal amount of its senior notes due 2012 for cash consideration of $1.0.

On September 11, 2009, the company completed a public equity offering and issued 2,881,844 subordinate voting shares at $347.00 per share, for net proceeds after commissions and expenses (net of tax) of $989.3.

On August 18, 2009, the company completed a public debt offering of Cdn$400.0 principal amount of 7.50% unsecured senior notes due August 19, 2019 at an issue price of 99.639 for net proceeds after discount, commissions and expenses of $358.6 (Cdn$394.8). Commissions and expenses of $3.4 (Cdn$3.7) were included as part of the carrying value of the debt. The notes are redeemable at the company’s option at any time at the greater of a specified redemption price based upon the then current yield of a Government of Canada bond with a term to maturity equal to the remaining term to August 19, 2019 and par. The company has designated these senior notes as a hedge of a portion of its net investment in Northbridge.

On April 28, 2009, the company purchased $8.8 principal amount of its trust preferred securities for cash consideration of $5.5.

On the maturity date, January 28, 2009, the company repaid the outstanding $12.8 of its 6.15% secured loan.

Nine months ended September 30, 2008

Effective from September 11, 2008, the company consolidated all the assets and liabilities of Advent pursuant to the transaction described in note 5, including Advent’s long term debt with an aggregate principal amount of $96.8 and total carrying value of $93.4.

On June 16, 2008, Crum & Forster Holdings Corp. (“Crum & Forster”) redeemed for cash all $4.3 principal amount of its outstanding notes due 2013 for total consideration of $4.5.

On June 16, 2008, Cunningham Lindsey repaid the outstanding Cdn$125.0 of its Series B debentures which matured on that date. This transaction decreased subsidiary company borrowings by $118.6 net of $8.1 of these debentures owned by the company.

On April 15, 2008, the company repaid the outstanding $62.1 principal amount of its notes which matured on that date.

On January 9, 2008, the company called for redemption all of its 5.0% convertible senior debentures due 2023. On February 13, 2008, $188.5 principal amount of these debentures were converted by their holders into 886,888 subordinate voting shares of the company and the company paid a nominal amount of cash to redeem the unconverted debentures and in lieu of fractional shares. The conversion was recorded as a $192.3 increase of common stock and a $134.4 and $57.9 reduction of long term debt and other paid in capital respectively.

Repurchases of shares

Under the terms of a normal course issuer bid, during the third quarter of 2009 the company repurchased for cancellation 15,800 (2008 – 815,000) subordinate voting shares at a net cost of $3.7 (2008 – $216.5), of which $1.7 (2008 – $113.5) was charged to retained earnings. During the first nine months of 2009 the company repurchased for cancellation 44,500 (2008 – 1,031,901) subordinate voting shares at a net cost of $10.5 (2008 – $273.4), of which $4.9 (2008 – $143.0) was charged to retained earnings.

During the first nine months of 2008, the company repurchased for cancellation 750,000 (nil in the third quarter) and 1,250,000 (750,000 in the third quarter) Series A and Series B preferred shares respectively. The company paid $18.3 to repurchase $12.8 (Cdn$18.8) of the stated capital of the Series A preferred shares and $29.7 ($17.5 in the third quarter) to repurchase $21.3 (Cdn$31.3) of the stated capital of the Series B preferred shares. These transactions resulted in a charge to retained earnings of $13.9 ($4.7 in the third quarter), representing the excess of the redemption amount paid (stated capital of Cdn$50.0) over the balance sheet carried value of the redeemed shares, the difference having arisen from the movement in the Canadian-U.S. dollar exchange rate between the date the company commenced financial reporting in U.S. dollars and the redemption date.

Fair value

At September 30, 2009, the fair value of the company’s long term debt was estimated to be $1,757.5 ($1,459.8 at December 31, 2008) as compared to the carrying value of $2,117.4 ($1,758.7 at December 31, 2008).

At September 30, 2009, the fair value of the company’s other long term obligations was estimated to be $172.6 ($181.2 at December 31, 2008) as compared to the carrying value of $174.8 ($187.7 at December 31, 2008).

Credit facilities

Northbridge maintains a five-year, unsecured, revolving credit facility with a Canadian chartered bank maturing in 2012 for up to Cdn$50.0. As at September 30, 2009, there was Cdn$1.2 utilized under this credit facility, all of which was in support of letters of credit. OdysseyRe maintains a five-year $200.0 credit facility with a syndicate of lenders maturing in 2012. As at September 30, 2009, there was $56.5 utilized under this credit facility, all of which was in support of letters of credit.

7.   Significant Commutations

During the third quarter of 2009, TIG Insurance Company (“TIG”) commuted two reinsurance contracts. As a result of the commutations, TIG will receive cash proceeds of $49.7 and has recorded a decrease to recoverable from reinsurers of $70.8 and a non-cash pre-tax charge of $21.1 in the consolidated financial statements.

On June 26, 2008, Crum & Forster commuted an aggregate stop loss reinsurance contract. As a result of the commutation, Crum & Forster received cash proceeds of $302.5 and recorded a decrease to recoverable from reinsurers of $386.7 and a non-cash pre-tax charge of $84.2 in the consolidated financial statements.

8.   Accumulated Other Comprehensive Income (Loss)

The balances related to each component of accumulated other comprehensive income (loss) are as follows:

	September 30, 2009			December 31, 2008
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Net unrealized gains (losses) on available for sale securities Bonds	307.1	(103.2)	203.9	133.5	(41.8)	91.7
Common stocks and other	919.8	(271.2)	648.6	(199.7)	55.7	(144.0)
	1,226.9	(374.4)	852.5	(66.2)	13.9	(52.3)
Currency translation account	121.1	(2.2)	118.9	(32.4)	(23.1)	(55.5)
	1,348.0	(376.6)	971.4	(98.6)	(9.2)	(107.8)

9.   Income Taxes

The effective income tax rates of 26.3% and 25.8% implicit in the $223.7 and $314.9 provision for income taxes in the third quarter and first nine months of 2009 respectively differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and the recognition of the benefit of previously unrecorded accumulated income tax losses, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate of 26.6% and 27.7% implicit in the $194.8 and the $508.3 provision for income taxes in the third quarter and first nine months of 2008 respectively differed from the company’s statutory income tax rate of 33.5% as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the recognition of the benefit of previously unrecorded accumulated income tax losses, and as a result of the release in the second quarter of $23.3 of income tax provisions subsequent to the completion of an examination by the Canada Revenue Agency of Fairfax’s Canadian tax filings related to an amended tax return for the 2002 taxation year.

10.   Contingencies

Lawsuits

(a)
  During 2006, several lawsuits seeking class action status were filed against Fairfax and certain of its officers and directors in the United States District Court for the Southern District of New York. The Court made an order consolidating the various pending lawsuits and granted the single remaining motion for appointment as lead plaintiffs. The Court also issued orders approving scheduling stipulations filed by the parties to the consolidated lawsuit. On February 8, 2007, the lead plaintiffs filed an amended consolidated complaint (the “Amended Consolidated Complaint”), which states that the lead plaintiffs seek to represent a class of all purchasers and acquirers of securities of Fairfax between May 21, 2003 and March 22, 2006 inclusive. The Amended Consolidated Complaint names as defendants Fairfax, certain of its officers and directors, OdysseyRe and Fairfax’s auditors. The Amended Consolidated Complaint alleges that the defendants violated U.S. federal securities laws by making material misstatements or failing to disclose certain material information regarding, among other things, Fairfax’s and OdysseyRe’s assets, earnings, losses, financial condition, and internal financial controls. The Amended Consolidated Complaint seeks, among other things, certification of the putative class; unspecified compensatory damages (including interest); unspecified monetary restitution; unspecified extraordinary, equitable and/or injunctive relief; and costs (including reasonable attorneys’ fees). These claims are at a preliminary stage. Pursuant to the scheduling stipulations, the various defendants filed their respective motions to dismiss the Amended Consolidated Complaint, the lead plaintiffs filed their oppositions thereto, the defendants filed their replies to those oppositions and the motions to dismiss were argued before the Court in December 2007. The Court has not yet issued a ruling on these motions. The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit continue and be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit, if it continues, may require significant management attention, which could divert management’s attention away from the company’s business. In addition, the company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the company’s securities. Fairfax, OdysseyRe and the named officers and directors intend to vigorously defend against the consolidated lawsuit and the company’s financial statements include no provision for loss.

(b)
  On July 26, 2006, Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. The defendants removed this lawsuit to the District Court for the District of New Jersey but pursuant to a motion filed by Fairfax, the lawsuit was remanded to Superior Court, Morris County, New Jersey. Most of the defendants filed motions to dismiss the lawsuit, all of which were denied during a Court hearing in September 2007. In October 2007, defendants filed a motion for leave to appeal to the Appellate Division from the denial of their motions to dismiss. In December 2007, that motion for leave was denied. Subsequently, two of the defendants filed a motion seeking leave to appeal certain limited issues to the New Jersey Supreme Court. That motion for leave was denied in February 2008. In December 2007, two defendants who were added to the action after its initial filing filed motions to dismiss the claims against them. Those motions were granted in February 2008, with leave being granted to Fairfax to replead the claims against those two defendants. Fairfax filed an amended complaint in March 2008, which again asserted claims against those defendants. Those defendants filed a motion to dismiss the amended complaint, which motion was denied in August 2008. In September 2008, those two defendants also filed a counterclaim against Fairfax, as well as third-party claims against certain Fairfax executives, OdysseyRe, Fairfax’s outside legal counsel and PricewaterhouseCoopers. Fairfax has not yet responded to this counterclaim. In December 2007, an individual defendant filed a counterclaim against Fairfax. Fairfax’s motion to dismiss that counterclaim was denied in August 2008. Fairfax intends to vigorously defend against these counterclaims. In September 2008, the Court granted a motion for summary judgment brought by two defendants, and dismissed Fairfax’s claims against those defendants without prejudice. Discovery in this action is ongoing. The ultimate outcome of any litigation is uncertain and the company’s financial statements include no provision for loss on the counterclaim.

Financial guarantee

In August 2009, the company issued a Cdn$25.0 standby letter of credit on behalf of an investee for a term of six months which is extendible to one year at the option of the investee for an additional premium. In connection with the standby letter of credit, the company has pledged short term investments in the amount of Cdn$25.0, representing the company’s maximum loss under the standby letter of credit assuming failure of any right of recourse the company may have against the investee. The company’s consolidated balance sheet includes a liability of $2.8 (Cdn$3.0) representing the fair value of the consideration received for issuing the standby letter of credit. This liability may be recognized in net earnings if the standby letter of credit expires undrawn, may be increased by the additional consideration received if the term is extended to one year or may be increased to reflect increased credit risk in the event of a deterioration in the credit quality of the investee. At September 30, 2009, no draw-downs had been made on this standby letter of credit.

11.   Earnings per Share

Net earnings per share is calculated in the following table based upon weighted average common shares outstanding:

	Third quarter		First nine months
	2009	2008	2009	2008
Net earnings	562.4	467.6	777.4	1,127.0
Preferred share dividends	(2.1)	(2.4)	(5.9)	(8.5)
Excess over stated value of preferred shares purchased for cancellation	—	(4.7)	—	(13.9)
Net earnings available to common shareholders – basic	560.3	460.5	771.5	1,104.6
Interest expense on convertible debt, net of tax	—	—	—	0.3
Net earnings available to common shareholders – diluted	560.3	460.5	771.5	1,104.9
Weighted average common shares outstanding – basic	18,049,589	18,130,678	17,668,779	18,217,520
Effect of dilutive shares
Convertible debt	—	—	—	139,183
Options to purchase treasury stock acquired	97,387	92,154	97,705	91,085
Total effect of dilutive shares	97,387	92,154	97,705	230,268
Weighted average common shares outstanding – diluted	18,146,976	18,222,832	17,766,484	18,447,788
Net earnings per common share – basic	$31.04	$25.40	$43.66	$60.63
Net earnings per common share – diluted	$30.88	$25.27	$43.42	$59.89

On February 13, 2008, the company’s 5.0% convertible senior debentures due July 15, 2023 were converted by their holders into 886,888 subordinate voting shares, which were thereafter weighted for inclusion in the calculation of basic earnings per share. The subordinate voting shares issuable on conversion of the debentures were weighted for inclusion in the calculation of diluted earnings per share for 2008 from the beginning of 2008 until the date of conversion.

12.   Capital Management

The company’s capital management framework is designed to first protect its policyholders, then to protect its bondholders, and finally to optimize returns to shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at September 30, 2009, comprising shareholders’ equity and non-controlling interests, was $8,716.8, compared to $6,351.6 at December 31, 2008. The company manages its capital based on the following financial measurements and ratios:

	September 30, 2009		December 31, 2008
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	2,328.9		1,555.0
Holding company debt	1,226.1		869.6
Subsidiary debt	906.0		910.2
Other long term obligations – holding company	174.8		187.7
Total debt	2,306.9		1,967.5
Net (cash) debt	(22.0)		412.5
Common shareholders’ equity	7,547.7		4,866.3
Preferred equity	102.5		102.5
Non-controlling interests	1,066.6		1,382.8
Total equity and non-controlling interests	8,716.8		6,351.6
Net (cash) debt/total equity and non-controlling interests	(0.3)%		6.5%
Net (cash) debt/net total capital(1)	(0.3)%		6.1%
Total debt/total capital(2)	20.9%		23.7%
Interest coverage(3)	11.4	x	16.4	x
____________

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net (cash) debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

13.   Financial Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as underwriting, credit, market and liquidity risk, as disclosed in note 18 of the company’s consolidated financial statements for the year ended December 31, 2008. There have been no significant changes to the company’s exposure to these risks or the framework used to monitor, evaluate and manage them other than as outlined in the Risk Management section of Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the company’s Interim Report for the three and nine months ended September 30, 2009.

14.   Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. Effective from January 7, 2009, the date of the acquisition of Polish Re, all of the assets of Polish Re ($196.9 at September 30, 2009) have been included in the Reinsurance – Other reporting segment. The Corporate and other reporting segment, which was comprised of net liabilities of $315.8 at December 31, 2008, was comprised of net assets of $399.5 at September 30, 2009, primarily as the result of the company’s capital raising activities during the third quarter of 2009. Northbridge, Fairfax Asia and OdysseyRe’s identifiable assets increased during 2009 primarily as a result of the appreciation of the value of their portfolio investments. There were no other significant changes in the identifiable assets by reporting segment as at September 30, 2009 compared to December 31, 2008. The Other reporting segment is comprised of revenues and expenses of Ridley since its acquisition on November 4, 2008.

An analysis of net earnings by reporting segment for the three and nine months ended September 30 is shown below:

Quarter ended September 30, 2009

	Insurance									Eliminations
		Crum &	Fairfax	Reinsurance		Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	248.4	182.0	31.0	493.9	141.1	1,096.4	—	—	—	—	1,096.4
Underwriting expenses	(257.1)	(196.4)	(19.5)	(478.8)	(143.0)	(1,094.8)	—	—	—	—	(1,094.8)
Underwriting profit (loss)	(8.7)	(14.4)	11.5	15.1	(1.9)	1.6	—	—	—	—	1.6
Interest income	26.2	21.4	3.1	63.6	8.7	123.0	14.8	—	3.1	—	140.9
Dividends	5.5	7.0	1.9	11.1	0.7	26.2	2.2	—	1.4	—	29.8
Earnings on investments, at equity	—	1.1	3.2	1.9	0.2	6.4	—	—	11.3	—	17.7
Investment expenses	(2.3)	(3.8)	(0.5)	(16.7)	(0.9)	(24.2)	(3.5)	—	(0.2)	24.2	(3.7)
Interest and dividends	29.4	25.7	7.7	59.9	8.7	131.4	13.5	—	15.6	24.2	184.7
Other
Revenue	—	—	—	—	—	—	(0.5)	135.0	24.2	(24.2)	134.5
Expenses	—	—	—	—	—	—	(43.4)	(134.1)	—	—	(177.5)
	—	—	—	—	—	—	(43.9)	0.9	24.2	(24.2)	(43.0)
Operating income (loss) before:	20.7	11.3	19.2	75.0	6.8	133.0	(30.4)	0.9	39.8	—	143.3
Net gains on investments	80.3	165.1	3.1	278.0	4.8	531.3	101.4	—	164.7	0.4	797.8
Interest expense	—	(6.9)	—	(7.6)	(1.2)	(15.7)	—	(0.1)	(24.9)	—	(40.7)
Corporate overhead and other	(6.2)	(1.7)	(0.6)	(11.4)	(4.1)	(24.0)	—	—	(27.1)	—	(51.1)
Pre-tax income	94.8	167.8	21.7	334.0	6.3	624.6	71.0	0.8	152.5	0.4	849.3
Income taxes											(223.7)
Non-controlling interests											(63.2)
Net earnings											562.4
Quarter ended September 30, 2008

	Insurance									Eliminations
		Crum &	Fairfax	Reinsurance		Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	279.8	233.0	24.4	545.4	72.1	1,154.7	—	—	—	—	1,154.7
Underwriting expenses	(305.7)	(299.3)	(20.7)	(616.5)	(82.8)	(1,325.0)	—	—	—	—	(1,325.0)
Underwriting profit (loss)	(25.9)	(66.3)	3.7	(71.1)	(10.7)	(170.3)	—	—	—	—	(170.3)
Interest income	23.1	26.1	1.7	64.4	6.7	122.0	16.8	—	10.0	—	148.8
Dividends	4.8	5.5	0.3	7.4	0.7	18.7	2.3	—	(7.2)	—	13.8
Earnings (loss) on investments, at equity	—	(15.1)	(0.2)	(4.2)	—	(19.5)	(0.3)	—	(4.3)	—	(24.1)
Investment expenses	(2.5)	(3.3)	(0.3)	(9.1)	(0.6)	(15.8)	(2.7)	—	(0.3)	15.9	(2.9)
Interest and dividends	25.4	13.2	1.5	58.5	6.8	105.4	16.1	—	(1.8)	15.9	135.6
Other
Revenue	—	—	—	—	—	—	8.0	—	15.9	(15.9)	8.0
Expenses	—	—	—	—	—	—	(30.5)	—	—	—	(30.5)
	—	—	—	—	—	—	(22.5)	—	15.9	(15.9)	(22.5)
Operating income (loss) before:	(0.5)	(53.1)	5.2	(12.6)	(3.9)	(64.9)	(6.4)	—	14.1	—	(57.2)
Net gains on investments	111.8	203.4	1.6	213.0	5.0	534.8	136.2	—	190.9	2.7	864.6
Interest expense	—	(6.9)	—	(8.4)	(0.4)	(15.7)	—	—	(21.9)	—	(37.6)
Corporate overhead and other	(3.8)	(2.5)	(0.9)	(3.1)	(0.6)	(10.9)	—	—	(27.3)	—	(38.2)
Pre-tax income	107.5	140.9	5.9	188.9	0.1	443.3	129.8	—	155.8	2.7	731.6
Income taxes											(194.8)
Non-controlling interests											(69.2)
Net earnings											467.6

Nine months ended September 30, 2009

	Insurance									Eliminations
		Crum &	Fairfax	Reinsurance		Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	712.8	589.7	83.1	1,444.4	476.9	3,306.9	—	—	—	—	3,306.9
Underwriting expenses	(737.7)	(608.4)	(67.7)	(1,396.4)	(462.7)	(3,272.9)	—	—	—	—	(3,272.9)
Underwriting profit (loss)	(24.9)	(18.7)	15.4	48.0	14.2	34.0	—	—	—	—	34.0
Interest income	72.6	68.0	7.0	192.8	27.5	367.9	40.4	—	11.1	—	419.4
Dividends	18.3	28.4	4.4	41.1	1.7	93.9	8.8	—	4.6	—	107.3
Earnings (loss) on investments, at equity	(0.2)	3.0	4.4	4.3	0.4	11.9	—	—	9.8	—	21.7
Investment expenses	(6.2)	(9.4)	(1.5)	(26.3)	(2.9)	(46.3)	(8.8)	—	(0.7)	47.7	(8.1)
Interest and dividends	84.5	90.0	14.3	211.9	26.7	427.4	40.4	—	24.8	47.7	540.3
Other
Revenue	—	—	—	—	—	—	—	406.3	47.7	(47.7)	406.3
Expenses	—	—	—	—	—	—	(98.5)	(402.0)	—	—	(500.5)
	—	—	—	—	—	—	(98.5)	4.3	47.7	(47.7)	(94.2)
Operating income (loss) before:	59.6	71.3	29.7	259.9	40.9	461.4	(58.1)	4.3	72.5	—	480.1
Net gains (losses) on investments	100.4	233.1	16.4	380.1	(18.2)	711.8	137.0	—	126.0	—	974.8
Interest expense	—	(20.8)	—	(23.5)	(3.9)	(48.2)	—	(0.8)	(68.0)	—	(117.0)
Corporate overhead and other	(14.3)	(3.3)	(2.6)	(20.6)	(7.1)	(47.9)	—	—	(67.6)	—	(115.5)
Pre-tax income	145.7	280.3	43.5	595.9	11.7	1,077.1	78.9	3.5	62.9	—	1,222.4
Income taxes											(314.9)
Non-controlling interests											(130.1)
Net earnings											777.4

Nine months ended September 30, 2008

	Insurance									Eliminations
		Crum &	Fairfax	Reinsurance		Ongoing			Corporate	and
	Northbridge	Forster	Asia	OdysseyRe	Other	operations	Runoff	Other	and other	adjustments	Consolidated
Net premiums earned	836.9	767.7	62.6	1,572.4	156.1	3,395.7	—	—	—	—	3,395.7
Underwriting expenses	(852.2)	(935.4)	(50.4)	(1,628.9)	(161.3)	(3,628.2)	—	—	—	—	(3,628.2)
Underwriting profit (loss)	(15.3)	(167.7)	12.2	(56.5)	(5.2)	(232.5)	—	—	—	—	(232.5)
Interest income	78.7	76.2	4.9	195.4	19.6	374.8	56.4	—	34.0	—	465.2
Dividends	14.3	16.2	0.7	20.2	0.8	52.2	6.8	—	(12.8)	—	46.2
Earnings (loss) on investments, at equity	—	(24.6)	(0.8)	(3.5)	1.4	(27.5)	1.3	—	1.1	—	(25.1)
Investment expenses	(7.7)	(10.9)	(0.8)	(24.3)	(1.8)	(45.5)	(8.3)	—	(1.2)	49.1	(5.9)
Interest and dividends	85.3	56.9	4.0	187.8	20.0	354.0	56.2	—	21.1	49.1	480.4
Other
Revenue	—	—	—	—	—	—	11.1	—	49.1	(49.1)	11.1
Expenses	—	—	—	—	—	—	(82.9)	—	—	—	(82.9)
	—	—	—	—	—	—	(71.8)	—	49.1	(49.1)	(71.8)
Operating income (loss) before:	70.0	(110.8)	16.2	131.3	14.8	121.5	(15.6)	—	70.2	—	176.1
Net gains (losses) on investments	82.0	410.8	(1.8)	582.3	5.5	1,078.8	335.4	—	481.2	(5.7)	1,889.7
Interest expense	—	(21.3)	—	(25.8)	(0.4)	(47.5)	—	—	(70.8)	—	(118.3)
Corporate overhead and other	(11.6)	(4.2)	(2.7)	(11.2)	(0.6)	(30.3)	—	—	(81.9)	—	(112.2)
Pre-tax income (loss)	140.4	274.5	11.7	676.6	19.3	1,122.5	319.8	—	398.7	(5.7)	1,835.3
Income taxes											(508.3)
Non-controlling interests											(200.0)
Net earnings											1,127.0

A reconciliation of total revenue of the reporting segments to the company’s consolidated revenue for the three and nine months ended September 30 is shown below:

	Third quarter		First nine months
	2009	2008	2009	2008
Revenue of reporting segments
Net premiums earned	1,096.4	1,154.7	3,306.9	3,395.7
Interest and dividends	184.7	135.6	540.3	480.4
Other revenue per reportable segment	134.5	8.0	406.3	11.1
Net gains on investments	797.8	864.6	974.8	1,889.7
Total consolidated revenue	2,213.4	2,162.9	5,228.3	5,776.9

15.   US GAAP Reconciliation

The consolidated financial statements of the company have been prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States, as described in note 20 on pages 75 to 80 of the company’s 2008 Annual Report (updated as follows for the changes described below).

The following shows the net earnings and the comprehensive income in accordance with US GAAP:

	Third quarter		First nine months
	2009	2008	2009	2008
Net earnings, Canadian GAAP	562.4	467.6	777.4	1,127.0
Non-controlling interests	63.2	69.2	130.1	200.0
Recoveries on retroactive reinsurance	3.8	3.7	11.2	20.1
Equity accounting	(1.3)	—	(7.1)	—
Repurchase of subsidiary securities(i)	(8.2)	—	(18.2)	—
Northbridge step acquisitions(ii)	1.4	—	(4.6)	—
Other differences	1.0	—	1.0	8.8
Tax effects	(1.2)	(1.3)	0.2	(6.9)
Net earnings, US GAAP	621.1	539.2	890.0	1,349.0
Net earnings attributable to non-controlling interests, US GAAP	(64.2)	(69.2)	(133.3)	(203.5)
Net earnings attributable to parent company, US GAAP	556.9	470.0	756.7	1,145.5
Earnings per share, US GAAP	$30.74	$25.53	$42.49	$61.65
Earnings per diluted share, US GAAP	$30.57	$25.40	$42.26	$60.89
Other comprehensive income (loss), Canadian GAAP	487.9	(242.0)	1,042.3	(377.9)
Non-controlling interests	65.2	(31.8)	129.8	(28.0)
Northbridge step acquisitions(ii)	(22.9)	—	(24.0)	—
Equity accounting	(21.2)	—	(18.2)	—
Tax effects	(3.8)	—	(5.9)	—
Other comprehensive income (loss), US GAAP	505.2	(273.8)	1,124.0	(405.9)
Other comprehensive (income) loss attributable to non-controlling interests, US GAAP	(43.5)	31.8	(108.1)	28.0
Other comprehensive income (loss) attributable to parent company, US GAAP	461.7	(242.0)	1,015.9	(377.9)
Net earnings, US GAAP	621.1	539.2	890.0	1,349.0
Other comprehensive income (loss), US GAAP	505.2	(273.8)	1,124.0	(405.9)
Comprehensive income, US GAAP	1,126.3	265.4	2,014.0	943.1
Comprehensive income attributable to non-controlling interests, US GAAP	(107.7)	(37.4)	(241.4)	(175.5)
Comprehensive income attributable to parent company, US GAAP	1,018.6	228.0	1,772.6	767.6

The following shows the balance sheet amounts in accordance with US GAAP, setting out individual amounts where different from the amounts reported under Canadian GAAP:

	September 30, 2009			December 31, 2008
	Canadian GAAP	Differences	US GAAP	Canadian GAAP	Differences	US GAAP
Assets
Holding company cash, short term investments and marketable securities	2,340.6	(1.7)	2,338.9	1,564.2	—	1,564.2
Portfolio investments
Common stocks	5,118.2	(258.0)	4,860.2	3,816.9	(257.8)	3,559.1
Investments, at equity	413.3	228.5	641.8	219.3	251.9	471.2
All other portfolio investments	14,778.1	—	14,778.1	14,378.8	—	14,378.8
Future income taxes	155.9	84.2	240.1	699.4	56.1	755.5
Goodwill and intangible assets(ii)	330.1	(159.9)	170.2	123.2	29.6	152.8
All other assets	6,698.9	—	6,698.9	6,503.6	—	6,503.6
	29,835.1	(106.9)	29,728.2	27,305.4	79.8	27,385.2
Liabilities
Accounts payable and accrued liabilities	1,172.8	140.7	1,313.5	1,326.5	152.0	1,478.5
All other liabilities	19,779.8	—	19,779.8	19,457.5	—	19,457.5
	20,952.6	140.7	21,093.3	20,784.0	152.0	20,936.0
Mandatorily redeemable shares of TRG	165.7	—	165.7	169.8	—	169.8
Non-controlling interests(iii)	1,066.6	(1,066.6)	—	1,382.8	(1,382.8)	—
	1,232.3	(1,066.6)	165.7	1,552.6	(1,382.8)	169.8
Equity(i)(ii)	7,650.2	819.0	8,469.2	4,968.8	1,310.6	6,279.4
	29,835.1	(106.9)	29,728.2	27,305.4	79.8	27,385.2

The difference in consolidated shareholders’ equity is as follows:

	September 30, 2009			December 31, 2008
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Shareholders’ equity based on Canadian GAAP	7,650.2	7,650.2	—	4,968.8	4,968.8	—
Non-controlling interests(iii)	1,066.6	—	1,066.6	1,382.8	—	1,382.8
Accumulated other comprehensive income (loss)	(45.8)	(45.8)	—	(19.4)	(19.4)	—
Cumulative reduction in retained earnings under US GAAP	(201.8)	(201.8)	—	(52.8)	(50.6)	(2.2)
Equity based on US GAAP	8,469.2	7,402.6	1,066.6	6,279.4	4,898.8	1,380.6

The difference in consolidated accumulated other comprehensive income is as follows:

	September 30, 2009			December 31, 2008
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Pension liability adjustment	(29.3)	(29.3)	—	(29.3)	(29.3)	—
Northbridge step acquisitions(ii)	(2.3)	(2.3)	—	—	—	—
Equity accounting	(18.2)	(18.2)	—	—	—	—
Related deferred income taxes	4.0	4.0	—	9.9	9.9	—
	(45.8)	(45.8)	—	(19.4)	(19.4)	—

The cumulative reduction in retained earnings under US GAAP is as follows:

	September 30, 2009			December 31, 2008
	Total	Parent company	Non - controlling Interests	Total	Parent company	Non - controlling Interests
Northbridge step acquisitions(ii)	(152.3)	(152.3)	—	—	—	—
Recoveries on retroactive reinsurance	(71.6)	(71.6)	—	(78.9)	(78.9)	—
Equity accounting	(10.1)	(10.1)	—	(6.1)	(3.9)	(2.2)
Purchase price allocation on the acquisition of TIG Re (now part of OdysseyRe) in 1999	32.2	32.2	—	32.2	32.2	—
	(201.8)	(201.8)	—	(52.8)	(50.6)	(2.2)

____________

(i)
Under Canadian GAAP, the repurchases by OdysseyRe and Advent of their common shares during the first nine months of 2009 as described in note 5 were accounted for as step acquisitions. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of Statement of Financial Accounting Standards (“SFAS”) No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 (now known as Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) 810-10, Consolidation (“FASB ASC 810-10”)) (described below), changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Step acquisition accounting under Canadian GAAP recognizes fair value adjustments to the assets and liabilities. These fair value adjustments to assets and liabilities are not recognized under US GAAP. As a result, the gains of $16.9, $1.0 and $0.3 recognized in connection with the repurchase of common shares by OdysseyRe, Advent and Ridley respectively under Canadian GAAP were charged to cumulative reduction in retained earnings under US GAAP.

(ii)
Under Canadian GAAP, the privatization of Northbridge was accounted for as two separate step acquisitions of the outstanding common shares of Northbridge. Under US GAAP, pursuant to the adoption by the company on January 1, 2009 of FASB ASC 810-10, changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control are accounted for as equity transactions. Step acquisition accounting under Canadian GAAP recognizes fair value adjustments to the assets and liabilities acquired. These fair value adjustments to assets and liabilities are not recognized under US GAAP. As a result, the amount of the cost of the acquisition of $546.4, in excess of the non-controlling interest of $398.5 of $147.9 was charged to cumulative reduction in retained earnings under US GAAP.

(iii)
On January 1, 2009, the company adopted FASB ASC 810-10. FASB ASC 810-10 provides guidance on the treatment of a non-controlling interest after acquisition in a business combination. This new standard requires: a non-controlling interest to be presented clearly in equity, but separately from the parent’s equity; the amount of consolidated net income and other comprehensive income attributable to the parent and to a non-controlling interest to be clearly identified and included in the consolidated statements of income and consolidated statements of other comprehensive income respectively; and accounting for changes in ownership interests of a subsidiary that do not result in a loss or acquisition of control as an equity transaction. In accordance with the transitional guidance, the company has applied FASB ASC 810-10 on a prospective basis under US GAAP, except for the adjustment on a retroactive basis of net income and comprehensive income to include the portion attributed to the non-controlling interests and the reclassification of the non-controlling interests to equity. Under Canadian GAAP, non-controlling interests are excluded from shareholders’ equity and net earnings.

(iv)
On January 1, 2009, the company adopted SFAS No. 141 (revised 2007), Business Combinations (now known as FASB ASC 805-10, Business Combinations (“FASB ASC 805-10”)), which replaces SFAS No. 141, Business Combinations (“SFAS 141”). FASB ASC 805-10 retains the fundamental requirements of SFAS 141 to identify an acquirer and to use the acquisition method of accounting for each business combination. This new standard requires: measurement of share consideration issued at fair value at the acquisition date; recognition of contingent consideration at fair value at the date of acquisition with subsequent changes in fair value generally reflected in net earnings; and the acquirer to expense acquisition-related costs as incurred. A non-controlling interest must be measured at fair value. Under Canadian GAAP, a non-controlling interest is recorded at the proportionate share of the carrying value of the acquiree. In accordance with the transitional guidance, the company has applied FASB ASC 805-10 on a prospective basis under US GAAP.

Other accounting pronouncements adopted in 2009

In August 2009, the company adopted Accounting Standards Update No. 2009-04, Accounting for Redeemable Equity Instruments, (“ASU 2009-04”). The amendments in ASU 2009-04 provide the SEC staff’s views on the accounting for redeemable equity instruments. The adoption of ASU 2009-04 did not have any significant impact on the company’s financial position or results of operations under US GAAP.

On July 1, 2009, the company adopted SFAS No. 168, the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (“SFAS 168”) (now known as FASB ASC 105-10, Generally Accepted Accounting Principles (“FASB ASC 105-10”)). The Codification is officially the single source of authoritative non-governmental US GAAP, superseding FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. Henceforth, only one level of authoritative GAAP exists: all other accounting literature are considered non-authoritative. The Codification reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included in the Codification is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections within the Codification. As FASB ASC 105-10 is not intended to change or alter existing US GAAP, the adoption of FASB ASC 105-10 did not have any significant impact on the company’s consolidated financial position or results of operations under US GAAP.

On April 1, 2009, the company adopted SFAS No. 165, Subsequent Events (now known as FASB ASC 855-10, Subsequent Events (“FASB ASC 855-10”)), which establishes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued. FASB ASC 855-10 is effective for interim or annual financial periods ending after June 15, 2009 and is applied prospectively. The company has evaluated subsequent events after the balance sheet date of September 30, 2009 through October 29, 2009, the date the financial statements were issued. During this period, the company did not identify any subsequent events requiring recognition or disclosure in the consolidated financial statements other than the completion of a public offering of 10,000,000 Series C preferred shares, the issuance of a notice of redemption of all outstanding Series A and Series B preferred shares as described in note 6 and the successful completion of the OdysseyRe privatization as described in note 5.

On April 1, 2009, the company adopted the following three FASB Staff Positions (“FSPs”) issued on April 9, 2009, which are intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities:

(i)
FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other Than Temporary Impairments, (now known as FASB ASC 320-10, Investments – Debt and Equity Securities (“FASB ASC 320-10”)) amends the other than temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other than temporary impairments on debt and equity securities in the financial statements. The recognition provision within FASB ASC 320-10 applies only to debt securities that are other than temporarily impaired. If the company intends to sell or it is more likely than not that it will be required to sell a security in an unrealized loss position prior to recovery of its cost basis, the security is other than temporarily impaired and the full amount of the impairment is recognized as a loss through earnings. If the company asserts that it does not intend to sell and it is more likely than not that it will not be required to sell an other than temporarily impaired security before recovery of its cost basis, the impairment must be separated into credit and non-credit components with the credit portion of the other than temporary impairment recognized as a loss through earnings and the non-credit portion recognized in other comprehensive income. FASB ASC 320-10 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FASB ASC 320-10 effective April 1, 2009 did not affect the company’s consolidated financial position or results of operations under US GAAP. FASB ASC 320-10 requires that the company record, as of the beginning of the interim period of adoption, a cumulative effect adjustment to reclassify the non-credit component of a previously recognized other than temporary impairment on debt securities which are still held as investments at the date of adoption from retained earnings to accumulated other comprehensive income. The company reviewed other than temporary impairments it had previously recorded through earnings on debt securities held at April 1, 2009 and determined that all of these other than temporary impairments were related to specific credit losses, resulting in no cumulative effect adjustment to opening retained earnings or accumulated other comprehensive income as of April 1, 2009.

(ii)
FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (now known as FASB ASC 820-10, Fair Value Measurements and Disclosures (“FASB ASC 820-10”)) provides additional guidance on estimating the fair value of an asset or liability when the volume and level of activity for the asset or liability have significantly decreased and on identifying transactions that are not orderly. FASB ASC 820-10 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FASB ASC 820-10 effective April 1, 2009 did not have a material impact on the company’s consolidated financial position or results of operations under US GAAP.

(iii)
FSP FAS 107-1 and Accounting Principles Board (“APB”) 28-1, Interim Disclosures about Fair Value Measurement, which amends FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, and APB Opinion No. 28, Interim Financial Reporting, (now known as FASB ASC 825-10, Financial Instruments (“FASB ASC 825-10”)) requires disclosures about the fair value of financial instruments for interim reporting periods. FASB ASC 825-10 also requires companies to disclose the methods and significant assumptions used to estimate the fair value of financial instruments in financial statements on an interim basis and to describe any changes during the period. FASB ASC 825-10 is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of FASB ASC 825-10 effective April 1, 2009 did not have a material impact on the company’s consolidated financial position or results of operations under US GAAP. The company commenced disclosure of the fair value of its long term debt and other long term obligations in note 6 in its interim financial reports.

On January 1, 2009, the company adopted FSP FAS 141(R)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies (now known as FASB ASC 805-10, Business Combinations – Overall (“FASB ASC 805-10”) and FASB ASC 805-20, Business Combinations – Identifiable Assets and Liabilities, and Any Non-Controlling Interests (“FASB ASC 805-20”)), which amends the provisions related to the initial recognition and measurement, subsequent measurement and disclosure of assets and liabilities arising from contingencies in a business combination. The adoption of FASB ASC 805-10 and FASB ASC 805-20 on January 1, 2009 did not affect the company’s consolidated financial position or results of operations under US GAAP.

On January 1, 2009, SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 (now known as FASB ASC 815-10, Derivatives and Hedging (“FASB 815-10”)) became effective. The intent of FASB 815-10 is to improve the financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB 815-10 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. FASB 815-10 is effective for fiscal years beginning after November 15, 2008. Since FASB 815-10 requires only additional disclosures concerning derivatives and hedging activities, the adoption of FASB 815-10 on January 1, 2009 did not have a material impact on the company’s consolidated financial position or results of operations under. The enhanced disclosures required by FASB 815-10 were included in note 18 of the consolidated financial statements in the company’s 2008 Annual Report.

On January 1, 2009, the company adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (now known as FASB ASC 470-20, Debt – Debt with Conversion and Other Options (“FASB ASC 470-20”), FASB ASC 815-15, Derivatives and Hedging – Embedded Derivatives (“FASB ASC 815-15”) and FASB ASC 825-10, Financial Instruments (“FASB ASC 825-10”)), and applied it on a retrospective basis to its 5.0% convertible senior debentures due 2023. These debentures were converted by their holders into subordinate voting shares of the company on February 13, 2008. With the adoption of this new guidance, Canadian GAAP and US GAAP are converged with respect to accounting for convertible debt with options to settle partially or fully in cash. The application of this new guidance resulted in the elimination of the previous US GAAP adjustment, decreasing common stock under Canadian GAAP by $6.6 and with a corresponding increase in the cumulative reduction of net earnings under US GAAP.

Recent accounting pronouncements

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) – Measuring Liabilities at Fair Value (“ASU 2009-05”). The amendments in ASU 2009-05 provide clarification that, in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using another valuation technique that is consistent with the principles of Topic 820. Two examples which are provided in Topic 820 would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. ASU 2009-05 clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. ASU 2009-05 also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in ASU 2009-05 is effective for the first reporting period (including interim periods) beginning after issuance. The company is currently evaluating the impact of the adoption of ASU 2009-05 on its consolidated financial position, results of operations and disclosures under US GAAP.

In June 2009, the FASB issued SFAS No. 167, Amendments to FASB Interpretation No. 46(R) (now known as FASB ASC 810-10, Consolidation), to replace the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity or the right to receive benefits from the entity. It also requires an additional reconsideration event when determining whether an entity is a variable interest entity when any changes in fact and circumstances occur and ongoing assessments of whether an enterprise is the primary beneficiary of a variable interest entity. Additional disclosures about an enterprise’s involvement in variable interest entities are also required. FASB ASC 810-10 will be effective as of the beginning of the reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The company is currently evaluating the impact of the adoption of FASB ASC 810-10 on its consolidated financial position, results of operations and disclosures under US GAAP.

In December 2008, the FASB issued FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets (now known as FASB ASC 715-20, Retirement Benefits – Defined Benefit Plans (“FASB ASC 715-20”)), to require enhanced disclosures regarding the major categories of plan assets, concentrations of risk, inputs and valuation techniques used to measure the fair value of plan assets and the effect of using unobservable inputs (Level 3 classification under FASB ASC 820-10). The disclosure requirements of FASB ASC 715-20 are effective for fiscal years ending after December 15, 2009. The company is currently evaluating the impact of the adoption of FASB ASC 715-20 on its consolidated financial position, results of operations and disclosures under US GAAP.

16.   Changes in Operating Assets and Liabilities

Changes in the company’s operating assets and liabilities in the consolidated statements of cash flows are comprised as follows:

	Third quarter		First nine months
	2009	2008	2009	2008
Provision for claims	(96.9)	222.9	(334.9)	91.6
Unearned premiums	(23.1)	(43.5)	27.8	(22.8)
Accounts receivable and other	26.2	154.1	(69.0)	191.3
Recoverable from reinsurers	51.6	(7.5)	223.4	561.9
Funds withheld payable to reinsurers	(21.4)	1.1	6.1	(29.7)
Accounts payable and accrued liabilities	67.9	27.6	31.5	(68.5)
Income taxes payable	93.5	163.0	(505.2)	280.0
Other	3.3	15.8	18.5	29.9
Change in operating assets and liabilities	101.1	533.5	(601.8)	1,033.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(as of October 29, 2009) (Unaudited – Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

This management’s discussion and analysis should be read in conjunction with notes 1 and 2 to the consolidated financial statements included herein and with the notes to the Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2008 contained in the company’s 2008 Annual Report.

The combined ratio is the traditional measure of underwriting results of property and casualty insurance companies, but is regarded as a non-GAAP measure. The combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned).

Third Quarter Results

The company’s sources of net earnings and combined ratios by business segment were as set out below for the three and nine months ended September 30, 2009 and 2008. Third quarter and nine months of 2009 results include the results of operations of Advent, Ridley and Polish Re and reflect the company’s 100% interest in Northbridge. In September 2008 the company commenced consolidation of Advent following an increase in the company’s investment in Advent, and in November 2008 the company commenced consolidation of Ridley following the acquisition of a 67.9% interest in Ridley, both as described in note 17 to the consolidated financial statements in the company’s 2008 Annual Report. On January 7, 2009, the company commenced consolidation of Polish Re following the acquisition of a 100% interest in Polish Re, as described in note 5 to the consolidated financial statements. The results for Polish Re are included in the Reinsurance – Other business segment. In February 2009 the company completed the acquisition of the 36.4% of the outstanding common shares of Northbridge not already owned by Fairfax, as described in note 5 to the consolidated financial statements. During the fourth quarter of 2009 the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax, as described in note 5 to the consolidated financial statements.

	Third quarter		First nine months
	2009	2008	2009	2008
Combined ratios
Insurance – Canada (Northbridge)	103.5%	109.3%	103.5%	101.8%
– U.S. (Crum & Forster)	107.9%	128.5%	103.2%	121.8%
– Asia (Fairfax Asia)	63.0%	85.0%	81.5%	80.6%
Reinsurance – OdysseyRe	96.9%	113.0%	96.7%	103.6%
– Other	101.3%	114.9%	97.0%	103.4%
Consolidated	99.8%	114.8%	99.0%	106.8%
Sources of net earnings
Underwriting
Insurance – Canada (Northbridge)	(8.7)	(25.9)	(24.9)	(15.3)
– U.S. (Crum & Forster)	(14.4)	(66.3)	(18.7)	(167.7)
– Asia (Fairfax Asia)	11.5	3.7	15.4	12.2
Reinsurance – OdysseyRe	15.1	(71.1)	48.0	(56.5)
– Other	(1.9)	(10.7)	14.2	(5.2)
Underwriting profit (loss)	1.6	(170.3)	34.0	(232.5)
Interest and dividends	131.4	105.4	427.4	354.0
Operating income (loss)	133.0	(64.9)	461.4	121.5
Net gains on investments	531.7	537.5	711.8	1,073.1
Runoff	71.0	129.8	78.9	319.8
Other(1)	0.9	—	4.3	—
Interest expense	(40.7)	(37.6)	(117.0)	(118.3)
Corporate overhead and other	153.4	166.8	83.0	439.2
Pre-tax income	849.3	731.6	1,222.4	1,835.3
Income taxes	(223.7)	(194.8)	(314.9)	(508.3)
Non-controlling interests	(63.2)	(69.2)	(130.1)	(200.0)
Net earnings	562.4	467.6	777.4	1,127.0
____________

(1)	Other comprises the pre-tax income before interest and other of the Ridley animal nutrition business for the three and nine months ended September 30, 2009.

The company’s insurance and reinsurance operations generated an underwriting profit of $1.6 in the third quarter of 2009 compared to an underwriting loss of $170.3 in the third quarter of 2008. The combined ratio of those operations in the third quarter of 2009 was 99.8% compared to 114.8% in the third quarter of 2008, with Northbridge, Crum & Forster, Fairfax Asia, OdysseyRe and Reinsurance – Other producing combined ratios of 103.5%, 107.9%, 63.0%, 96.9% and 101.3% respectively. Third quarter 2009 results included 1.6 combined ratio points ($17.5) of net favourable development of prior years’ reserves, principally at Northbridge. Catastrophe losses, net of reinstatement premiums, included in the third quarter 2009 underwriting results represented 4.8 combined ratio points ($52.5) primarily related to storm activity in Europe, compared to 23.8 combined ratio points ($274.6) in the third quarter of 2008 principally related to the U.S. hurricanes Ike and Gustav.

In the first nine months of 2009, the company’s insurance and reinsurance operations generated an underwriting profit of $34.0 and a combined ratio of 99.0% compared to an underwriting loss of $232.5 and a combined ratio of 106.8% in the first nine months of 2008. Underwriting results in the first nine months of 2009 included the benefit of 1.2 combined ratio points ($40.8) of net favourable development of prior years’ reserves principally at Northbridge, Crum & Forster and OdysseyRe, partially offset by net adverse development at Advent. Underwriting results in the first nine months of 2008 included the impact of a reinsurance commutation in the second quarter by Crum & Forster ($84.2 pre-tax, representing 2.5 combined ratio points of adverse prior years’ reserve development) and the settlement of an asbestos-related lawsuit in the first quarter by Crum & Forster ($25.5 pre-tax, representing 0.8 of a combined ratio point of adverse prior years’ reserve development). Underwriting results in the first nine months of 2008 included 0.3 combined ratio points ($10.6) of net adverse prior years’ reserve development, comprised of the 3.3 combined ratio points of adverse reserve development resulting from the Crum & Forster reinsurance commutation and lawsuit settlement, partially offset by 3.0 combined ratio points of otherwise net favourable reserve development primarily at Crum & Forster and Northbridge. Catastrophe losses principally related to storm activity in Europe and severe weather in the U.S. contributed 3.9 combined ratio points ($127.1) to underwriting results in the first nine months of 2009, compared to the impact of 10.8 combined ratio points ($366.2) in the first nine months of 2008 primarily related to U.S. hurricanes, southern China snowstorms, European windstorms, Australian floods and the China earthquake.

The company reported net earnings of $562.4 ($31.04 per share, $30.88 per diluted share) in the third quarter of 2009 compared to net earnings of $467.6 ($25.40 per share and $25.27 per diluted share) in the third quarter of 2008. The increase in net earnings was primarily attributable to improved 2009 underwriting profit as a result of reduced catastrophe losses in 2009 (after the significant U.S. hurricane losses in 2008) and increased interest and dividend income, partially offset by a decrease in net investment gains, an increased runoff operating loss, and increased subsidiary corporate overhead expenses. Net gains on investments of $797.8 in the third quarter of 2009 were primarily related to $627.9 of net gains on bonds and $270.5 of net gains on common stocks and equity derivatives, partially offset by $79.0 of net losses related to credit default swaps and $21.0 of net losses related to foreign currency. Net gains on investments of $864.6 in the third quarter of 2008 included $690.2 of net gains on common stocks and equity derivatives and $546.2 of net gains related to credit default swaps, partially offset by $177.0 of other than temporary impairments recorded on common stocks and bonds, $149.2 of net losses on bonds and $45.1 of net losses related to foreign currency.

In the first nine months of 2009, net earnings were $777.4 ($43.66 per share, $43.42 per diluted share) compared to $1,127.0 ($60.63 per share, $59.89 per diluted share) in the first nine months of 2008. Net earnings in the first nine months of 2009 reflected improved underwriting profit as a result of reduced catastrophe losses in 2009 (after the significant U.S. hurricane losses in 2008), increased interest and dividend income and net gains on investments of $974.8 (including $1,046.1 of net gains on bonds and $381.6 of net gains on common stocks and equity derivatives, partially offset by $331.4 of other than temporary impairments recorded on common stocks and bonds, $104.6 of net losses related to credit default swaps and $18.5 of net losses related to foreign currency) compared to net gains on investments of $1,889.7 in the first nine months of 2008 ($1,247.2 of net gains related to credit default swaps, $1,062.0 of net gains on common stocks and equity derivatives and $14.3 of net gains related to foreign currency, partially offset by $384.4 of other than temporary impairments recorded on common stocks and bonds and $52.5 of net losses on bonds).

Primarily as a result of the company’s third quarter equity issuance, net earnings and the effect on accumulated other comprehensive income of a net increase in unrealized gains on available for sale securities, common shareholders’ equity at September 30, 2009 increased to $7,547.7 or $371.85 per basic share from $278.28 per basic share at the end of 2008, representing an increase per basic share in the first nine months of 2009 of 33.6% (without adjustment for the $8.00 per common share dividend paid in the first quarter of 2009, or 36.1% adjusted to include that dividend).

Revenue in the third quarter of 2009 increased to $2,213.4 from $2,162.9 in the third quarter of 2008, principally as a result of the inclusion of Advent, Polish Re and Ridley and increased interest and dividends, partially offset by reduced net premiums earned and net gains on investments. Net premiums earned in the third quarter of 2009 decreased by 5.7% to $1,095.9 from $1,162.7 in the third quarter of 2008, reflecting declines in net premiums earned by Northbridge, Crum & Forster and OdysseyRe, partially offset by increased net premiums earned as a result of the inclusion of Advent ($36.3) and Polish Re ($20.8). Gross premiums written and net premiums written declined in the third quarter of 2009 compared to the third quarter of 2008 at Northbridge, Crum & Forster and OdysseyRe. The declines in written and earned premiums reflected generally challenging economic conditions, Fairfax’s disciplined response to competitive industry conditions and pricing trends in insurance and reinsurance markets where Fairfax’s insurance and reinsurance companies compete and the foreign currency translation effects of the year-over-year strengthening of the U.S. dollar, and were partially offset by the inclusion of the written and earned premiums of Advent and Polish Re. Consolidated net premiums written by the company’s insurance and reinsurance operations in the third quarter of 2009 decreased 5.5% to $1,064.9 from $1,126.9 in the third quarter of 2008, reflecting the year-over-year declines at Northbridge ($43.7, or 16.6%), Crum & Forster ($30.4, or 15.5%) and OdysseyRe ($47.8, or 8.4%), partially offset by inclusion of the net premiums written of Advent ($33.9) and Polish Re ($12.9). The year-over-year decrease in written and earned premiums of certain of the company’s operations also reflected the appreciation of the U.S. dollar relative to most other currencies in the third quarter of 2009 compared to the third quarter of 2008. Net premiums written by Northbridge during the third quarter of 2009, expressed in local currency, decreased 13.4% compared to a 16.6% decrease measured in U.S. dollars. Similarly, the appreciation of the U.S. dollar had the effect of decreasing net written premiums as translated to U.S. dollars from local currency at OdysseyRe, principally in its EuroAsia and London Market divisions.

Revenue in the first nine months of 2009 decreased to $5,228.3 from $5,776.9 in the first nine months of 2008, principally as a result of decreased net gains on investments and a 2.9% decline in net premiums earned, partially offset by the inclusion of Advent and Polish Re, the increase in Other revenue relating to Ridley and a 12.5% increase in interest and dividends. The decline in net premiums earned in the first nine months of 2009 reflected declines at Northbridge ($124.1, or 14.8%), Crum & Forster ($178.0, or 23.2%) and OdysseyRe ($128.0, or 8.1%), partially offset by increases as a result of the inclusion of Advent ($221.0, including $91.4 related to reinsurance-to-close premiums) and Polish Re ($61.4). Gross premiums written in the first nine months of 2009 rose 0.4% relative to the prior year’s first nine months, primarily due to the inclusion of Advent ($345.6, including $110.0 of reinsurance-to-close premiums in the first quarter) and Polish Re ($68.3). Overall declines in net written and net earned premiums in the first nine months reflected the impact of economic and competitive conditions, as previously described, including the foreign currency translation effects of U.S. dollar appreciation year-over-year relative to other currencies, and were partially offset by the inclusion of the net written and net earned premiums of Advent and Polish Re.

Interest and dividend income increased in the third quarter of 2009 relative to the third quarter of 2008 ($49.1, or 36.2%), primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in the third quarter of 2009 compared to the third quarter of 2008 (tax advantaged bond holdings of $4,704.8 as at September 30, 2009 compared to $965.1 as at September 30, 2008).

Interest and dividend income increased in the first nine months of 2009 relative to the first nine months of 2008 ($59.9, or 12.5%), primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities, as well as the inclusion of the interest and dividend income of Polish Re. Interest income on a tax-equivalent basis increased significantly in the first nine months of 2009 compared to the first nine months of 2008 (tax advantaged bond holdings of $4,704.8 as at September 30, 2009 compared to $965.1 as at September 30, 2008).

Other revenue of $135.0 and $406.3 and other expenses of $134.1 and $402.0 for the three and nine months ended September 30, 2009 respectively represent the revenue and the operating and other costs respectively of Ridley.

Operating expenses in the third quarter of 2009 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses in the third quarter of 2009 included the operating expenses of Polish Re (which was not included in the third quarter of 2008). The $6.6 increase in third quarter 2009 operating expenses (after excluding third quarter 2009 Polish Re operating expenses) related primarily to increased expenses at OdysseyRe and Advent related to the privatization transactions, partially offset by decreased operating expenses at Crum & Forster and Northbridge.

Operating expenses in the first nine months of 2009 in the consolidated statements of earnings include only the operating expenses of the company’s insurance, reinsurance and runoff operations and corporate overhead. Operating expenses in the first nine months of 2009 included the operating expenses of Advent (which was not included in the first eight months of 2008) and Polish Re (which was not included in the first nine months of 2008). The $28.8 decrease in first nine months 2009 operating expenses (after excluding the operating expenses for the first eight months of 2009 for Advent and for the first nine months of 2009 for Polish Re) related primarily to reduced corporate overhead expenses at Fairfax (legal expenses and technology costs) and decreased operating expenses at Northbridge and Crum & Forster, partially offset by increased privatization-related corporate overhead expenses at OdysseyRe and Runoff operating expenses.

Net Earnings by Business Segment

The company’s sources of net earnings shown by business segment were as set out below for the three and nine months ended September 30, 2009 and 2008. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe, nSpire Re and Group Re. The intercompany adjustment for net gains on investments eliminates gains or losses on purchase and sale transactions within the consolidated group.

Quarter ended September 30, 2009

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other(1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	298.4	196.9	77.6	630.9	124.9	1,328.7	(0.1)	—	(47.0)	—	1,281.6
Net premiums written	218.9	165.3	32.5	524.0	124.2	1,064.9	(0.6)	—	—	—	1,064.3
Net premiums earned	248.4	182.0	31.0	493.9	141.1	1,096.4	(0.5)	—	—	—	1,095.9
Underwriting profit (loss)	(8.7)	(14.4)	11.5	15.1	(1.9)	1.6	—	—	—	—	1.6
Interest and dividends	29.4	25.7	7.7	59.9	8.7	131.4	—	—	—	—	131.4
Operating income before:	20.7	11.3	19.2	75.0	6.8	133.0	—	—	—	—	133.0
Net gains on investments	80.3	165.1	3.1	278.0	4.8	531.3	101.4	—	0.4	—	633.1
Runoff operating income (loss)	—	—	—	—	—	—	(30.4)	—	—	—	(30.4)
Other(1)	—	—	—	—	—	—	—	0.9	—	—	0.9
Interest expense	—	(6.9)	—	(7.6)	(1.2)	(15.7)	—	(0.1)	—	(24.9)	(40.7)
Corporate overhead and other	(6.2)	(1.7)	(0.6)	(11.4)	(4.1)	(24.0)	—	—	—	177.4	153.4
Pre-tax income	94.8	167.8	21.7	334.0	6.3	624.6	71.0	0.8	0.4	152.5	849.3
Income taxes											(223.7)
Non-controlling interests											(63.2)
Net earnings											562.4

Quarter ended September 30, 2008

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other(1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	349.8	231.7	74.7	656.8	70.9	1,383.9	5.8	—	(58.2)	—	1,331.5
Net premiums written	262.6	195.7	28.7	571.8	68.1	1,126.9	5.2	—	—	—	1,132.1
Net premiums earned	279.8	233.0	24.4	545.4	72.1	1,154.7	8.0	—	—	—	1,162.7
Underwriting profit (loss)	(25.9)	(66.3)	3.7	(71.1)	(10.7)	(170.3)	—	—	—	—	(170.3)
Interest and dividends	25.4	13.2	1.5	58.5	6.8	105.4	—	—	—	—	105.4
Operating income (loss) before:	(0.5)	(53.1)	5.2	(12.6)	(3.9)	(64.9)	—	—	—	—	(64.9)
Net gains on investments	111.8	203.4	1.6	213.0	5.0	534.8	136.2	—	2.7	—	673.7
Runoff operating income (loss)	—	—	—	—	—	—	(6.4)	—	—	—	(6.4)
Interest expense	—	(6.9)	—	(8.4)	(0.4)	(15.7)	—	—	—	(21.9)	(37.6)
Corporate overhead and other	(3.8)	(2.5)	(0.9)	(3.1)	(0.6)	(10.9)	—	—	—	177.7	166.8
Pre-tax income	107.5	140.9	5.9	188.9	0.1	443.3	129.8	—	2.7	155.8	731.6
Income taxes											(194.8)
Non-controlling interests											(69.2)
Net earnings											467.6

Nine months ended September 30, 2009

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other(1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	921.9	653.3	214.1	1,697.2	575.1	4,061.6	1.6	—	(134.9)	—	3,928.3
Net premiums written	682.9	543.8	99.4	1,462.8	507.0	3,295.9	(0.3)	—	—	—	3,295.6
Net premiums earned	712.8	589.7	83.1	1,444.4	476.9	3,306.9	—	—	—	—	3,306.9 \
Underwriting profit (loss)	(24.9)	(18.7)	15.4	48.0	14.2	34.0	—	—	—	—	34.0
Interest and dividends	84.5	90.0	14.3	211.9	26.7	427.4	—	—	—	—	427.4
Operating income before:	59.6	71.3	29.7	259.9	40.9	461.4	—	—	—	—	461.4
Net gains (losses) on investments	100.4	233.1	16.4	380.1	(18.2)	711.8	137.0	—	—	—	848.8
Runoff operating income (loss)	—	—	—	—	—	—	(58.1)	—	—	—	(58.1)
Other(1)	—	—	—	—	—	—	—	4.3	—	—	4.3
Interest expense	—	(20.8)	—	(23.5)	(3.9)	(48.2)	—	(0.8)	—	(68.0)	(117.0)
Corporate overhead and other	(14.3)	(3.3)	(2.6)	(20.6)	(7.1)	(47.9)	—	—	—	130.9	83.0
Pre-tax income	145.7	280.3	43.5	595.9	11.7	1,077.1	78.9	3.5	—	62.9	1,222.4
Income taxes											(314.9)
Non-controlling interests											(130.1)
Net earnings											777.4

Nine months ended September 30, 2008

	Northbridge	Crum & Forster	Fairfax Asia	OdysseyRe	Other Reinsurance	Ongoing Operations	Runoff	Other(1)	Intercompany	Corporate & Other	Consolidated
Gross premiums written	1,138.7	793.9	168.5	1,800.5	150.7	4,052.3	5.7	—	(146.3)	—	3,911.7
Net premiums written	864.6	686.6	70.5	1,593.1	148.0	3,362.8	5.2	—	—	—	3,368.0
Net premiums earned	836.9	767.7	62.6	1,572.4	156.1	3,395.7	11.1	—	—	—	3,406.8
Underwriting profit (loss)	(15.3)	(167.7)	12.2	(56.5)	(5.2)	(232.5)	—	—	—	—	(232.5)
Interest and dividends	85.3	56.9	4.0	187.8	20.0	354.0	—	—	—	—	354.0
Operating income (loss) before:	70.0	(110.8)	16.2	131.3	14.8	121.5	—	—	—	—	121.5
Net gains (losses) on investments	82.0	410.8	(1.8)	582.3	5.5	1,078.8	335.4	—	(5.7)	—	1,408.5
Runoff operating income (loss)	—	—	—	—	—	—	(15.6)	—	—	—	(15.6)
Interest expense	—	(21.3)	—	(25.8)	(0.4)	(47.5)	—	—	—	(70.8)	(118.3)
Corporate overhead and other	(11.6)	(4.2)	(2.7)	(11.2)	(0.6)	(30.3)	—	—	—	469.5	439.2
Pre-tax income (loss)	140.4	274.5	11.7	676.6	19.3	1,122.5	319.8	—	(5.7)	398.7	1,835.3
Income taxes											(508.3)
Non-controlling interests											(200.0)
Net earnings											1,127.0
____________

(1) Other comprises the pre-tax income of the Ridley animal nutrition business.

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax’s insurance and reinsurance operations on a company-by-company basis for the three and nine months ended September 30, 2009 and 2008.

Canadian Insurance – Northbridge

	Third quarter		First nine months
	2009	2008	2009	2008
Underwriting profit (loss)	(8.7)	(25.9)	(24.9)	(15.3)
Combined ratio	103.5%	109.3%	103.5%	101.8%
Gross premiums written	298.4	349.8	921.9	1,138.7
Net premiums written	218.9	262.6	682.9	864.6
Net premiums earned	248.4	279.8	712.8	836.9
Underwriting profit (loss)	(8.7)	(25.9)	(24.9)	(15.3)
Interest and dividends	29.4	25.4	84.5	85.3
Operating income (loss)	20.7	(0.5)	59.6	70.0
Net gains on investments	80.3	111.8	100.4	82.0
Pre-tax income before interest and other	101.0	111.3	160.0	152.0

Northbridge’s underwriting performance in the third quarter of 2009 produced an underwriting loss of $8.7 and a combined ratio of 103.5%, compared to an underwriting loss of $25.9 and a combined ratio of 109.3% in the third quarter of 2008. Underwriting results in the first nine months of 2009 deteriorated relative to the results in the first nine months of 2008, with an underwriting loss of $24.9 and a combined ratio of 103.5% compared to an underwriting loss of $15.3 and a combined ratio of 101.8% in the first nine months of 2008. Results in the third quarter and first nine months of 2008 included net losses of $25.0 related to Hurricane Ike. Northbridge’s underwriting results generally reflected the continuing weakness in commercial lines pricing and market conditions and the impact of economic conditions on Northbridge’s insured customers, and specifically included the impact of severe weather-related losses in Canada (net incurred losses of $4.1, or 1.7 combined ratio points) as well as several large incurred losses in its commercial large accounts, small-to-medium accounts and trucking segments (net incurred losses of $7.6, or 3.1 combined ratio points) in the third quarter. Northbridge’s reported combined ratio for the third quarter was adversely affected by a year-over-year deterioration in its expense ratio (31.2% in the third quarter of 2009, compared to 30.6% in the third quarter of 2008), as a result of an 11.2% decline in net premiums earned relative to a 9.5% decline in total operating expenses. Northbridge’s reported combined ratio for the first nine months was similarly adversely affected, with a year-over-year increase in its expense ratio to 30.8% in the first nine months of 2009 from 29.3% in the first nine months of 2008, as a result of a 14.8% decline in net premiums earned relative to a 10.4% decline in total operating expenses.

Third quarter 2009 underwriting results included 8.4 combined ratio points ($20.8) of net favourable development of prior years’ reserves, principally attributable to favourable development of non-marine energy and Canadian casualty reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and general liability reserves in its small-to-medium account segment. Underwriting results in the third quarter of 2008 included 7.8 combined ratio points ($21.9) of net favourable development of prior years’ reserves, primarily related to better than expected development across most lines of business on the most recent accident years, partially offset by adverse development on pre-2003 casualty claims.

Underwriting results in the first nine months of 2009 included 3.9 combined ratio points ($27.5) of net favourable development of prior years’ reserves, principally attributable to favourable development of non-marine energy reserves in its large account segment, U.S. third party liability reserves in its transportation segment, and general liability reserves in its small-to-medium account segment, compared to 4.7 combined ratio points ($39.1) of net favourable development of prior years’ reserves in the first nine months of 2008, principally attributable to better than expected development across most lines of business for the most recent accident years.

Catastrophe losses, primarily related to wind and flood activity, added 2.2 combined ratio points ($5.5) to third quarter 2009 underwriting results and 1.6 combined ratio points ($11.4) in the first nine months of 2009. Catastrophe losses, primarily related to wind and hail storms, added 10.0 combined ratio points ($27.9) to third quarter 2008 underwriting results and 4.1 combined ratio points ($34.0) in the first nine months of 2008.

The impact of economic conditions on Northbridge’s insured customers, Northbridge’s disciplined response to the softening underwriting cycle and increasing competition for new and renewal business contributed to a decline in gross premiums written during the third quarter and the first nine months of 2009 in Canadian dollar terms compared to the third quarter and the first nine months of 2008 of 11.2% and 7.3% respectively. Net premiums written decreased by 13.4% in the third quarter and 9.6% in the first nine months of 2009 in Canadian dollar terms. As a result of the strengthening of the U.S. dollar relative to the Canadian dollar, the declines in net premiums written in the third quarter and the first nine months of 2009 measured in U.S. dollars were 16.6% and 21.0% respectively.

Net gains on investments in the third quarter of 2009 of $80.3 (compared to net gains of $111.8 in the third quarter of 2008) included $83.3 of net gains on bonds and $14.7 of net gains on common stocks and equity derivatives, partially offset by $15.2 of net losses related to foreign currency and $3.2 of net losses related to credit default swaps. Net gains on investments of $111.8 in the third quarter of 2008 included $120.8 of net gains on common stocks and equity derivatives and $65.0 of net gains related to credit default swaps, partially offset by $33.8 of net losses on bonds, $20.3 of net losses related to foreign currency and $19.8 of other than temporary impairments recorded on common stocks and bonds.

Net gains on investments in the first nine months of 2009 of $100.4 (compared to net gains of $82.0 in the first nine months of 2008) included $118.2 of net gains on bonds and $34.9 of net gains on common stocks and equity derivatives, partially offset by $50.6 of other than temporary impairments recorded principally on common stocks and bonds. Net gains on investments of $82.0 in the first nine months of 2008 included $147.7 of net gains related to credit default swaps and $120.8 of net gains on common stocks and equity derivatives, partially offset by $132.6 of other than temporary impairments recorded on common stocks and bonds, $41.6 of net losses on bonds and $12.2 of net losses related to foreign currency.

A year-over-year increase in interest and dividends in the third quarter, primarily as a result of increased bond yields, and improved underwriting results were more than offset by the decline in net investment gains, and produced pre-tax income before interest and other of $101.0 in the third quarter of 2009, compared to a pre-tax income before interest and other of $111.3 in the third quarter of 2008. The impact of increased net gains on investments, partially offset by the deterioration in underwriting results contributed to increased pre-tax income before interest and other of $160.0 in the first nine months of 2009, compared to pre-tax income before interest and other of $152.0 in the first nine months of 2008.

Northbridge’s cash resources in the third quarter of 2009 increased by $306.0, compared to an increase of $104.8 in the third quarter of 2008, primarily as a result of cash of $239.2 provided by investing activities in the third quarter of 2009 ($37.1 of cash provided in the third quarter of 2008). Cash provided by operating activities in the third quarter of 2009 decreased to $24.0 from $120.7 in the third quarter of 2008, with the change primarily due to reduced underwriting cash flows. Northbridge’s cash resources increased by $18.6 in the first nine months of 2009, compared to a decline of $140.6 in the first nine months of 2008. Cash used in operating activities in the first nine months of 2009 was $63.3 compared to cash provided by operating activities of $159.8 in the first nine months of 2008, with the change primarily due to reduced underwriting cash flows. Cash provided by investing activities was $173.3 in the first nine months of 2009 compared to cash used of $202.3 in the first nine months of 2008, reflecting greater cash used in 2008 to close certain equity index short positions, as during the second quarter of 2008 the company changed its approach to hedging by substituting equity index total return swaps for short sales. Increased cash used in financing activities in the first nine months of 2009 of $151.2 compared to $61.3 used in the first nine months of 2008 primarily reflected the common share repurchases by Northbridge in 2009 related to the completion of the going private transaction as described in note 5 to the consolidated financial statements.

U.S. Insurance – Crum & Forster(1)

	Third quarter		First nine months
	2009	2008	2009	2008
Underwriting profit (loss)	(14.4)	(66.3)	(18.7)	(167.7)
Combined ratio	107.9%	128.5%	103.2%	121.8%
Gross premiums written	196.9	231.7	653.3	793.9
Net premiums written	165.3	195.7	543.8	686.6
Net premiums earned	182.0	233.0	589.7	767.7
Underwriting profit (loss)	(14.4)	(66.3)	(18.7)	(167.7)
Interest and dividends	25.7	13.2	90.0	56.9
Operating income (loss)	11.3	(53.1)	71.3	(110.8)
Net gains on investments	165.1	203.4	233.1	410.8
Pre-tax income before interest and other	176.4	150.3	304.4	300.0
____________

(1)	These results differ from those published by Crum & Forster Holdings Corp. primarily due to differences between Canadian and US GAAP.

Crum & Forster reported an underwriting loss of $14.4 and a combined ratio of 107.9% in the third quarter of 2009, generally reflecting the impact of the weak U.S. economy and the continuing challenging conditions in commercial lines markets. Competitive market conditions and $79.4 of catastrophe losses principally related to the U.S. hurricanes Ike and Gustav contributed to unfavourable underwriting results for Crum & Forster in the third quarter of 2008, and produced an underwriting loss of $66.3 and a combined ratio of 128.5%. Crum & Forster’s reported combined ratio for the third quarter was adversely affected by a year-over-year deterioration in its expense ratio (38.3% in the third quarter of 2009, compared to 36.1% in the third quarter of 2008) as a result of the 21.9% decline in net premiums earned relative to a 16.9% decline in total operating expenses ($69.8 in the third quarter of 2009, compared to $84.0 in the third quarter of 2008) and a 1.4% reduction in underwriting (including claims-related) operating expenses in particular. Third quarter 2009 underwriting results included the benefit of 1.8 combined ratio points ($3.2) of net favourable development of prior years’ reserves, principally related to a $13.8 recovery on a lawsuit settlement and favourable emergence in specialty lines and workers’ compensation, partially offset by adverse emergence in commercial auto. Third quarter 2008 results included the benefit of net favourable prior years’ reserve development of 13.6 combined ratio points ($31.6) across most lines of business, notably workers’ compensation. Catastrophe losses of $3.3 added 1.8 combined ratio points to the third quarter of 2009 underwriting results compared to $79.4 and 34.1 combined ratio points in the third quarter of 2008 primarily related to the U.S. hurricanes Ike and Gustav.

Crum & Forster reported an underwriting loss of $18.7 and a combined ratio of 103.2% in the first nine months of 2009 compared to an underwriting loss of $167.7 and a combined ratio of 121.8% in the first nine months of 2008 (including the impact of $79.4 of catastrophe losses principally attributable to the U.S. hurricanes Ike and Gustav in the third quarter, the $84.2 charge related to the second quarter reinsurance commutation and the $25.5 impact of the settlement of an asbestos-related lawsuit in the first quarter of 2008). The results in the first nine months of 2009 generally reflected the impact of the weak U.S. economy and the continuing challenging conditions in commercial lines markets. Crum & Forster’s reported combined ratio for the first nine months was adversely affected by a year-over-year deterioration in its expense ratio (35.0% in the first nine months of 2009, compared to 32.3% in the first nine months of 2008) as a result of the 23.2% decline in net premiums earned relative to a 17.1% decline in total operating expenses ($206.1 in the first nine months of 2009, compared to $248.5 in the first nine months of 2008) and a 7.1% reduction in underwriting (including claims-related) operating expenses in particular. The underwriting results in the first nine months of 2009 included the benefit of 3.0 combined ratio points ($17.5) of net favourable development of prior years’ reserves, principally related to a $13.8 recovery on a lawsuit settlement and favourable emergence in specialty lines and workers’ compensation. Included in the net adverse prior years’ reserve development in underwriting results in the first nine months of 2008 were the unfavourable impacts of the reinsurance commutation ($84.2 or 11.0 combined ratio points) and the lawsuit settlement ($25.5 or 3.3 combined ratio points), partially offset by otherwise net favourable prior year reserve development of 6.9 combined ratio points ($52.6) across most lines of business. Catastrophe losses of $6.7 added 1.1 combined ratio points to the first nine months of 2009 underwriting results compared to $92.6 and 12.1 combined ratio points in the first nine months of 2008, primarily related to the U.S. hurricanes Ike and Gustav.

The impact of the weak U.S. economy and Crum & Forster’s continuing disciplined response to the challenging market conditions, including increasing competition for new and renewal business and declining pricing, contributed to year-over-year declines in gross premiums written and net premiums written in most lines of business (standard commercial property, general liability and commercial automobile lines, in particular), partially offset by growth in accident and health and certain specialty lines, resulting in overall decreases in gross premiums written and net premiums written of 15.0% and 15.5% respectively for the third quarter of 2009 compared to the third quarter of 2008. Net premiums earned decreased by 21.9% in the third quarter of 2009 compared to the third quarter of 2008. Reflecting the above mentioned factors, gross premiums written and net premiums written declined by 17.7% and 20.8% respectively in the first nine months of 2009 compared to the first nine months of 2008. Net premiums earned decreased by 23.2% in the first nine months of 2009 compared to the first nine months of 2008.

Despite decreased third quarter 2009 net gains on investments of $165.1 (including $144.9 of net gains on bonds and $39.0 of net gains on common stocks and equity derivatives, partially offset by $20.4 of net losses related to credit default swaps) compared to $203.4 of net gains on investments in the third quarter of 2008 (including $144.0 of net gains on common stocks and equity derivatives and $122.8 of net gains related to credit default swaps, partially offset by $38.1 of other than temporary impairments recorded on common stocks and bonds and $24.6 of net losses on bonds), the year-over-year improvement in underwriting results and increased interest and dividend income increased Crum & Forster’s pre-tax income before interest and other to $176.4 in the third quarter of 2009 from pre-tax income of $150.3 in the third quarter of 2008.

Significantly lower net gains on investments of $233.1 in the first nine months of 2009 (including $259.9 of net gains on bonds and $85.4 of net gains on common stocks and equity derivatives, partially offset by $101.2 of other than temporary impairments recorded on common stocks and bonds and $6.8 of net losses related to credit default swaps) compared to $410.8 of net gains on investments in the first nine months of 2008 (including $277.1 of net gains related to credit default swaps and $225.9 of net gains on common stocks and equity derivatives, partially offset by $79.2 of other than temporary impairments recorded on common stocks and bonds and $14.8 of net losses on bonds), were more than offset by improved underwriting results and higher interest and dividends, contributing to increased pre-tax income before interest and other of $304.4 in the first nine months of 2009 compared to $300.0 in the first nine months of 2008.

Lower premium collections related to declining written premiums continued to adversely affect Crum & Forster’s operating cash flow in the third quarter. Cash used in operating activities in the third quarter of 2009 was $36.9 compared to cash used in operating activities of $1.7 in the third quarter of 2008. Cash provided by investing activities of $151.5 in the third quarter of 2009 compared to $54.9 of cash used in investing activities in the third quarter of 2008, with the year-over-year change primarily reflecting increased net sales of securities to fund negative operating cash flow. As a result, Crum & Forster’s cash resources in the third quarter of 2009 increased by $114.7, compared to a decrease of $56.6 in the third quarter of 2008.

Crum & Forster’s cash resources increased by $166.2 in the first nine months of 2009, compared to a $458.5 decline in the first nine months of 2008. Cash used in operating activities in the first nine months of 2009 was $309.5 compared to cash provided by operations of $265.8 in the first nine months of 2008, with the year-over-year change primarily attributable to lower premium collections related to the decline in premiums written, higher income tax payments and higher net paid losses in 2009 and the impact of the $302.5 cash proceeds of the reinsurance commutation received in 2008. Cash provided by investing activities during the first nine months of 2009 was $575.7 compared to $590.0 of cash used in the first nine months of 2008 (which included $642.1 used to close certain equity index short positions, as during the second quarter of 2008 the company changed its approach to equity hedging by substituting equity total return swaps for short sales). Cash used in financing activities of $100.0 in the first nine months of 2009 and $134.3 in the first nine months of 2008 primarily related to dividends paid to Fairfax.

For more information on Crum & Forster’s results, please see its third quarter report on Form 10-Q which will be posted on its website at www.cfins.com.

Fairfax Asia

	Third quarter		First nine months
	2009	2008	2009	2008
Underwriting profit	11.5	3.7	15.4	12.2
Combined ratio	63.0%	85.0%	81.5%	80.6%
Gross premiums written	77.6	74.7	214.1	168.5
Net premiums written	32.5	28.7	99.4	70.5
Net premiums earned	31.0	24.4	83.1	62.6
Underwriting profit	11.5	3.7	15.4	12.2
Interest and dividends	7.7	1.5	14.3	4.0
Operating income	19.2	5.2	29.7	16.2
Net gains (losses) on investments	3.1	1.6	16.4	(1.8)
Pre-tax income before interest and other	22.3	6.8	46.1	14.4

Underwriting results for Fairfax Asia in the third quarter of 2009 featured an underwriting profit of $11.5 and a combined ratio of 63.0%, compared to underwriting profit of $3.7 and a combined ratio of 85.0% in the third quarter of 2008, in both periods reflecting favourable underwriting results of First Capital, partially offset by unfavourable results of Falcon. The 2009 third quarter results included 7.0 combined ratio points ($2.2) attributable to net favourable development of prior years’ reserves, primarily related to favourable emergence at Falcon (compared to 5.7 combined ratio points ($1.4) of net adverse development of prior years’ reserves in the third quarter of 2008). In the third quarter of 2009, increased business activity at First Capital and Falcon resulted in a 3.9% increase in gross premiums written and a 13.2% increase in net premiums written. Improved underwriting results, increased net gains on investments and interest and dividend income (due to reinvestment of the portfolio into higher yielding fixed income securities and increased equity in earnings of investees, principally ICICI Lombard), resulted in increased third quarter pre-tax income before interest and other of $22.3 in 2009 compared to pre-tax income before interest and other of $6.8 in 2008.

Fairfax Asia reported improved underwriting profit of $15.4 and a combined ratio of 81.5% in the first nine months of 2009 (underwriting profit of $12.2 and a combined ratio of 80.6% in the first nine months of 2008), reflecting a modest deterioration in underwriting results at First Capital and improvements at Falcon. The first nine months results of 2009 included 0.6 of a combined ratio point ($0.5) of net adverse development of prior years’ reserves primarily related to workers’ compensation and marine hull lines at First Capital, partially offset by net favourable development at Falcon (compared to 2.0 combined ratio points ($1.2) of net adverse development in the first nine months of 2008). Increased underwriting profit, increased interest and dividends (due to reinvestment of the portfolio into higher yielding fixed income securities and increased equity in earnings of investees, principally ICICI Lombard) and net gains on investments in the first nine months of 2009 compared to the first nine months of 2008 resulted in increased pre-tax income before interest and other of $46.1 compared to $14.4.

Reinsurance – OdysseyRe(1)

	Third quarter		First nine months
	2009	2008	2009	2008
Underwriting profit (loss)	15.1	(71.1)	48.0	(56.5)
Combined ratio	96.9%	113.0%	96.7%	103.6%
Gross premiums written	630.9	656.8	1,697.2	1,800.5
Net premiums written	524.0	571.8	1,462.8	1,593.1
Net premiums earned	493.9	545.4	1,444.4	1,572.4
Underwriting profit (loss)	15.1	(71.1)	48.0	(56.5)
Interest and dividends	59.9	58.5	211.9	187.8
Operating income (loss)	75.0	(12.6)	259.9	131.3
Net gains on investments	278.0	213.0	380.1	582.3
Pre-tax income before interest and other	353.0	200.4	640.0	713.6
____________

(1)	These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between Canadian and US GAAP.

During the fourth quarter of 2009 the company completed the acquisition of the outstanding common shares of OdysseyRe not already owned by Fairfax, as described in note 5 to the consolidated financial statements.

In the third quarter of 2009, OdysseyRe reported improved underwriting profit of $15.1 and a combined ratio of 96.9%, compared to an underwriting loss of $71.1 and a combined ratio of 113.0% in the third quarter of 2008. The 2009 third quarter combined ratio included 7.4 combined ratio points ($36.1) related to current period catastrophe losses (net of reinstatement premiums), principally related to storm activity in Europe. The 2008 third quarter combined ratio included 24.6 combined ratio points ($132.6) related to current period catastrophe losses (net of reinstatement premiums), primarily related to the U.S. hurricanes Ike and Gustav and the southern China snowstorms. Third quarter 2009 underwriting results were modestly impacted by 0.1 of a combined ratio point ($0.3) of net favourable prior period reserve development, comprised of net favourable development in the EuroAsia and London Market divisions, partially offset by net adverse development in the Americas and U.S. Insurance divisions. Third quarter 2008 underwriting results included 0.7 of a combined ratio point ($3.6) of net favourable prior period reserve development, principally comprised of net favourable reserve development in the U.S. Insurance, London Market and EuroAsia divisions, partially offset by net unfavourable development in the Americas division.

Improved underwriting performance in the first nine months of 2009 produced underwriting profit of $48.0 and a combined ratio of 96.7%, compared to an underwriting loss of $56.5 and a combined ratio of 103.6% in the first nine months of 2008. Underwriting results in the first nine months included the impact of catastrophe losses of 6.5 combined ratio points ($92.8) in 2009 principally related to storm activity in Europe and 13.1 combined ratio points ($204.9) in 2008 primarily related to the U.S. hurricanes Ike and Gustav, the southern China snowstorms, windstorm Emma in central Europe, flood losses in eastern Australia and the China earthquake. OdysseyRe’s nine month results in 2009 were favourably impacted by 0.8 of a combined ratio point ($11.1) of net favourable reserve development, including net favourable development in the EuroAsia, London Market and U.S. Insurance divisions, partially offset by a strengthening of reserves in the Americas division related to pre-2002 casualty reserves. Nine months results in 2008 were favourably impacted by 0.01 of a combined ratio point ($0.2) of prior years’ reserve development (net favourable development in the U.S. Insurance and London Market divisions, partially offset by net unfavourable development in the Americas and EuroAsia divisions).

OdysseyRe continued to experience broad competitive pressures in the third quarter of 2009 in the global reinsurance and insurance markets in which its divisions compete. Gross premiums written in the third quarter of 2009 decreased 3.9% to $630.9 from $656.8 in the third quarter of 2008, and included decreases of 18.8% in the Americas division, 12.1% in the London Market division and 0.1% in the EuroAsia division, partially offset by a 17.6% increase in the U.S. Insurance division. Premiums written expressed in U.S. dollars for the EuroAsia and London Market divisions were reduced by the year-over-year strengthening of the U.S. dollar. Net premiums written during the third quarter of 2009 declined 8.4% to $524.0 from $571.8 in the third quarter of 2008, and net premiums earned decreased 9.4% to $493.9 from $545.4. OdysseyRe’s gross premiums written declined 5.7% to $1,697.2 in the first nine months of 2009 compared to the first nine months of 2008. Net premiums written declined 8.2% to $1,462.8 in the first nine months of 2009, and net premiums earned declined 8.1% to $1,444.4. Gross premiums written in the first nine months of 2009 declined in the London Market (15.9%), EuroAsia (10.0%) and Americas (3.8%) divisions, and increased in the U.S. Insurance division (3.0%).

Interest and dividend income in the third quarter of 2009 increased 2.4% compared to the third quarter of 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of the sale of lower yielding government debt securities. OdysseyRe had net investment gains of $278.0 in the third quarter of 2009 (including $264.1 of net gains on bonds and $42.2 of net gains on common stocks and equity derivatives, partially offset by $14.9 of net losses related to foreign currency and $13.9 of net losses related to credit default swaps) compared to net investment gains of $213.0 in the third quarter of 2008 (including $190.9 of net gains on common stocks and equity derivatives and $146.5 of net gains related to credit default swaps, partially offset by $63.9 of other than temporary impairments recorded on common stocks and bonds, $42.6 of net losses on bonds and $17.8 of net losses related to foreign currency). The improved underwriting results, increased net gains on investments and interest and dividends resulted in increased pre-tax income before interest and other of $353.0 in the third quarter of 2009 compared to $200.4 in the third quarter of 2008.

Interest and dividend income in the first nine months of 2009 increased 12.8% compared to the first nine months of 2008, primarily reflecting the impact of higher yielding municipal and other tax exempt debt securities and corporate bonds purchased in the fourth quarter of 2008 and in 2009 with the proceeds of the sale of lower yielding government debt securities. Net investment gains of $380.1 ($474.3 of net gains on bonds and $62.8 of net gains on common stocks and equity derivatives, partially offset by $118.7 of other than temporary impairments recorded on common stocks and bonds, $27.3 of net losses related to credit default swaps and $10.3 of net losses related to foreign currency) declined from $582.3 in the first nine months of 2008 ($316.9 of net gains related to credit default swaps, $303.0 of net gains on common stocks and equity derivatives, $37.0 of net gains related to foreign currency and $30.4 of net gains on bonds, partially offset by $105.1 of other than temporary impairments recorded on common stocks and bonds). This decline in net investment gains, partially offset by increased underwriting profit and interest and dividend income, produced pre-tax income before interest and other of $640.0 in the first nine months of 2009 compared to $713.6 in the first nine months of 2008.

OdysseyRe’s cash resources increased in the third quarters of 2009 and 2008 by $666.8 and $672.9 respectively, primarily as a result of net sales of investments, partially used to fund common share repurchases. Cash provided by operating activities in the third quarter of 2009 was $130.0 compared to $118.2 of cash provided by operating activities in the third quarter of 2008. Cash provided by investing activities of $615.6 in the third quarter of 2009 decreased from $759.5 in the third quarter of 2008. Cash used in financing activities of $37.4 in the third quarter of 2009 and $158.6 in the third quarter of 2008 related primarily to repurchases by OdysseyRe of its common shares.

OdysseyRe’s cash resources increased in the first nine months of 2009 and 2008 by $767.3 and $1,052.1 respectively, primarily as a result of net sales of investments, partially used to fund common share repurchases in the first nine months of 2009 and 2008. Cash provided by operating activities in the first nine months of 2009 was $54.0 compared to $242.6 of cash provided by operating activities in the first nine months of 2008, with the change primarily attributable to higher income tax payments (substantially related to significant investment gains realized in 2008) and decreased underwriting cash flows, including higher paid losses and lower premiums collections. Cash provided by investing activities of $791.3 in the first nine months of 2009 decreased from $1,217.3 in the first nine months of 2008. Cash used in financing activities of $116.3 in the first nine months of 2009 and $385.0 in the first nine months of 2008 related primarily to repurchases by OdysseyRe of its common shares.

For more information on OdysseyRe’s results, please see its third quarter report on Form 10-Q which will be posted on its website www.odysseyre.com.

Reinsurance – Other

For the quarters ended September 30, 2009 and 2008

	2009					2008
	Group Re	Advent(1)	Polish Re	Intercompany	Total	Group Re	Advent(1)	Total
Underwriting profit (loss)	1.1	(2.4)	(0.6)	—	(1.9)	(2.0)	(8.7)	(10.7)
Combined ratio	98.3%	104.5%	102.8%	—	101.3%	103.7%	150.6%	114.9%
Gross premiums written	68.2	53.0	19.0	(15.3)	124.9	59.1	11.8	70.9
Net premiums written	68.3	43.0	12.9	—	124.2	59.0	9.1	68.1
Net premiums earned	66.7	53.6	20.8	—	141.1	54.8	17.3	72.1
Underwriting profit (loss)	1.1	(2.4)	(0.6)	—	(1.9)	(2.0)	(8.7)	(10.7)
Interest and dividends	3.9	4.4	0.4	—	8.7	5.5	1.3	6.8
Operating income (loss)	5.0	2.0	(0.2)	—	6.8	3.5	(7.4)	(3.9)
Net gains (losses) on investments	(1.6)	3.4	3.0	—	4.8	5.4	(0.4)	5.0
Pre-tax income (loss) before interest and other	3.4	5.4	2.8	—	11.6	8.9	(7.8)	1.1
For the nine months ended September 30, 2009 and 2008

	2009					2008
	Group Re	Advent(1)	Polish Re	Intercompany	Total	Group Re	Advent(1)	Total
Underwriting profit (loss)	(2.1)	15.1	1.2	—	14.2	3.5	(8.7)	(5.2)
Combined ratio	101.2%	93.7%	98.1%	—	97.0%	97.5%	150.6%	103.4%
Gross premiums written	194.9	357.4	68.3	(45.5)	575.1	138.9	11.8	150.7
Net premiums written	194.9	250.6	61.5	—	507.0	138.9	9.1	148.0
Net premiums earned	177.2	238.3	61.4	—	476.9	138.8	17.3	156.1
Underwriting profit (loss)	(2.1)	15.1	1.2	—	14.2	3.5	(8.7)	(5.2)
Interest and dividends	10.4	13.9	2.4	—	26.7	18.7	1.3	20.0
Operating income (loss)	8.3	29.0	3.6	—	40.9	22.2	(7.4)	14.8
Net gains (losses) on investments	(12.4)	(9.5)	3.7	—	(18.2)	5.9	(0.4)	5.5
Pre-tax income (loss) before interest and other	(4.1)	19.5	7.3	—	22.7	28.1	(7.8)	20.3
____________

(1)	These results for Advent differ from those published by Advent Capital (Holdings) PLC primarily due to differences between Canadian GAAP and IFRS as adopted by the European Union.

In the third and fourth quarter of 2008, the company increased its investment in Advent to 66.7% and commenced consolidation of Advent’s assets and liabilities and results of operations. In the first quarter of 2009, the company acquired a 100% interest in Polish Re, and Polish Re’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting (see note 5 to the consolidated financial statements). During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of Advent, other than those shares not already owned by the company and its affiliates, as described in note 5 to the consolidated financial statements.

In the third quarter of 2009, the Reinsurance – Other segment produced a combined ratio of 101.3% and an underwriting loss of $1.9, compared to a combined ratio of 114.9% and an underwriting loss of $10.7 in the third quarter of 2008. Third quarter 2009 underwriting results included 6.3 combined ratio points ($8.9) of net unfavourable development of prior years’ reserves, comprising net adverse development at Advent, Group Re and Polish Re (compared to third quarter 2008 net favourable development at Group Re of 7.2 combined ratio points or $5.2). The third quarter of 2009 included current period catastrophe losses of 5.5 combined ratio points ($7.7), primarily related to Advent’s property catastrophe reinsurance business (compared to 48.1 combined ratio points $34.7 for Advent and Group Re in the third quarter of 2008, primarily related to the U.S. hurricanes Ike and Gustav).

Underwriting results for the Reinsurance – Other segment in the first nine months of 2009 included a combined ratio of 97.0% and underwriting profit of $14.2, compared to 103.4% and an underwriting loss of $5.2 respectively in the first nine months of 2008. Net adverse development of prior years’ reserves of 3.1 combined ratio points ($14.9) primarily related to Group Re’s 2002 and prior years’ claims from Northbridge and increased losses at Advent primarily related to Hurricane Ike (compared to net favourable development in the first nine months of 2008 of 5.4 combined ratio points or $8.5). Current period catastrophe losses in the first nine months of 2009 totalled 3.7 combined ratio points ($17.5) and related principally to Advent’s property catastrophe business (compared to 22.2 combined ratio points ($34.7) for Advent and Group Re in the first nine months of 2008, primarily related to the U.S. hurricanes Ike and Gustav).

Gross premiums written and net premiums written in the third quarter of 2009 by the Reinsurance – Other segment compared to the third quarter of 2008 increased significantly as a result of the consolidation of Advent and Polish Re. Increased gross premiums written by Group Re in the third quarter of 2009 included $15.3 related primarily to a quota share contract with Advent (40% of Advent’s property reinsurance business). Improved underwriting results and increased interest and dividend income, partially offset by decreased net gains on investments, and including the impact of the inclusion of the results of Advent and Polish Re, produced pre-tax income before interest and other of $11.6 compared to pre-tax income before interest and other of $1.1 in the third quarter of 2008.

Gross premiums written and net premiums written in the first nine months of 2009 by the Reinsurance – Other segment compared to the first nine months of 2008 increased significantly as a result of the consolidation of Advent and Polish Re. Advent’s net premiums written (as well as its net premiums earned and net claims incurred) included $84.9 of reinsurance-to-close premiums related to the closure of Syndicate 2 into Syndicate 3330 and an increase in Syndicate 3330 capacity from approximately 45% to 100% and an increase in Syndicate 780 capacity from 80.4% to 83.7%. Increased gross premiums written by Group Re in the first nine months of 2009 included $45.5 related to a quota share contract with Advent (40% of Advent’s property reinsurance business). Increased underwriting profit and interest and dividend income, partially offset by increased net losses on investments (primarily related to other than temporary impairments recorded on common stocks and bonds at Group Re and net losses on bonds at Advent), and including the impact of the inclusion of the results of Advent and Polish Re, produced pre-tax income before interest and other of $22.7 compared to pre-tax income before interest and other of $20.3 in the first nine months of 2008.

Runoff

	Third quarter		First nine months
	2009	2008	2009	2008
Gross premiums written	(0.1)	5.8	1.6	5.7
Net premiums written	(0.6)	5.2	(0.3)	5.2
Net premiums earned	(0.5)	8.0	—	11.1
Losses on claims	(21.6)	(5.5)	(23.5)	(13.2)
Operating expenses	(21.8)	(25.0)	(75.0)	(69.7)
Interest and dividends	13.5	16.1	40.4	56.2
Operating loss	(30.4)	(6.4)	(58.1)	(15.6)
Net gains on investments	101.4	136.2	137.0	335.4
Pre-tax income	71.0	129.8	78.9	319.8

The Runoff segment reported pre-tax income of $71.0 in the third quarter of 2009 (compared to $129.8 in the third quarter of 2008), reflecting an increased operating loss of $30.4, which included increased incurred losses as a result of reinsurance commutations (as described in note 7 to the consolidated financial statements). The operating loss was more than offset by net gains on investments of $101.4 (principally comprised of $67.9 of net gains on bonds and $51.0 of net gains on common stocks and equity derivatives, partially offset by $18.2 of net losses related to credit default swaps). Third quarter 2008 net gains on investments of $136.2 were principally comprised of $132.1 of net gains related to credit default swaps and $36.0 of net gains on common stocks and equity derivatives, partially offset by $21.3 of net losses on bonds and $10.7 of other than temporary impairments recorded on common stocks and bonds. Decreased interest and dividend income and increased incurred losses, (primarily related to reinsurance commutations), partially offset by reduced operating expenses, resulted in an increased operating loss of $30.4 in the third quarter of 2009 compared to an operating loss of $6.4 in the third quarter of 2008.

The Runoff segment reported pre-tax income of $78.9 in the first nine months of 2009 compared to $319.8 in the first nine months of 2008, reflecting an increased operating loss of $58.1 and lower net gains on investments of $137.0 (principally comprised of $104.7 of net gains on bonds and $93.0 of net gains on common stocks and equity derivatives, partially offset by $29.7 of other than temporary impairments recorded on common stocks and bonds and $33.6 of net losses related to credit default swaps). Net gains on investments of $335.4 in the first nine months of 2008 were principally comprised of $287.8 of net gains related to credit default swaps and $74.6 of net gains on common stocks and equity derivatives, partially offset by $16.4 of other than temporary impairments recorded on common stocks and bonds and $9.5 of net losses on bonds. Increased operating expenses (primarily increased fees of third party claims administrators, taxes and commissions), increased incurred losses (primarily related to reinsurance commutations) and a decline in interest and dividend income resulted in an increased operating loss of $58.1 in the first nine months of 2009 compared to an operating loss of $15.6 in the first nine months of 2008.

Other

	Third quarter		First nine months
	2009	2008	2009	2008
Revenue	135.0	—	406.3	—
Expenses	(134.1)	—	(402.0)	—
Pre-tax income before interest and other	0.9	—	4.3	—
Interest expense	(0.1)	—	(0.8)	—
Pre-tax income	0.8	—	3.5	—

The Other business segment comprises the animal nutrition business (Ridley).

During the fourth quarter of 2008, the company acquired a 67.9% interest in Ridley and Ridley’s assets and liabilities and results of operations were included in the company’s consolidated financial reporting. Ridley’s financial results in the third quarter and first nine months of 2009 reflected the impact of lower gross profits from decreased sales volumes across all of Ridley’s reporting segments resulting from an industry-wide downturn in demand for animal nutrition, partially offset by cost reductions and expense management initiatives. Ridley is one of North America’s leading commercial animal nutrition companies.

Other Elements of Net Earnings

Consolidated interest and dividend income in the third quarter of 2009 increased 36.2% to $184.7 from $135.6 in the third quarter of 2008, and in the first nine months of 2009 increased 12.5% to $540.3 from $480.4 in the first nine months of 2008, primarily due to the inclusion of Advent and Polish Re in 2009 and the impact of purchases of higher yielding municipal and other tax exempt debt securities and corporate bonds in the fourth quarter of 2008 and in 2009 with the proceeds of sale of lower yielding government debt securities.

Consolidated net gains on investments in the third quarter of 2009 of $797.8 included $627.9 of net gains on bonds and $270.5 of net gains on common stocks and equity derivatives, partially offset by $79.0 of net losses related to credit default swaps and $21.0 of net losses related to foreign currency. Consolidated net gains on investments of $864.6 in the third quarter of 2008 included $690.2 of net gains on common stocks and equity derivatives and $546.2 of net gains related to credit default swaps, partially offset by $177.0 of other than temporary impairments recorded on common stocks and bonds, $149.2 of net losses on bonds and $45.1 of net losses related to foreign currency.

Consolidated net gains on investments in the first nine months of 2009 of $974.8 included $1,046.1 of net gains on bonds and $381.6 of net gains on common stocks and equity derivatives, partially offset by $331.4 of other than temporary impairments recorded on common stock and bond investments, $104.6 of net losses related to credit default swaps and $18.5 of net losses related to foreign currency. Consolidated net gains on investments in the first nine months of 2008 of $1,889.7 included $1,247.2 of net gains related to credit default swaps, $1,062.0 of net gains on common stocks and equity derivatives and $14.3 of net gains related to foreign currency, partially offset by $384.4 of other than temporary impairments recorded on common stocks and bonds and $52.5 of net losses on bonds.

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term. During the third quarter of 2009, as a result of the rapid increase in the valuation level of worldwide equity markets, the company determined to protect a portion (approximately one-quarter) of its equity and equity-related holdings against a decline in equity markets by way of short positions effected through equity index total return swaps. The company believes that the recently implemented equity hedges will be reasonably effective in protecting that proportion of the company’s equity and equity related holdings to which the hedge relates, however, due to a lack of a perfect correlation between the hedged item and the hedging items, combined with other market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to equity risk.

As of September 30, 2009, the company owned $6.02 billion notional amount of credit default swaps with an average term to maturity of 2.6 years, an original cost of $114.8 and a fair value of $83.3. As the average remaining life of a contract declines, the fair value of the contract (excluding the impact of credit spreads) will generally decline. The initial premium paid for each credit default swap contract was recorded as a derivative asset and was subsequently adjusted for changes in the unrealized market value of the contract at each balance sheet date. Changes in the unrealized market value of the contract were recorded as net gains (losses) on investments in the company’s consolidated statements of net earnings at each balance sheet date, with a corresponding adjustment to the carrying value of the derivative asset.

The purchased credit protection positions held by the company at December 31, 2008 comprised a diversified portfolio of industry-standard credit default swap contracts referenced to approximately two dozen entities in the global financial services industry. At the inception of a purchase of credit protection in the form of a credit default swap (or in very limited instances, at regular intervals during the term of the credit default swap contract), the company paid a cash premium to the counterparty for the right to recover any decrease in value of the underlying debt security that resulted from a credit event related to the referenced issuer for a period ranging from five to seven years from the contract’s inception. The credit events, as defined by the respective credit default swap contracts establishing the rights to recover amounts from the counterparties, are comprised of ISDA standard credit events which are: bankruptcy, obligation acceleration, obligation default, failure to pay, repudiation/moratorium and restructuring. All credit default swap contracts held at December 31, 2008 have been entered into with Citibank, Deutsche Bank AG, Barclays Bank PLC or the Bank of Montreal as the counterparty, with contracts referenced to certain issuers held with more than one of these counterparties. As the company’s only exposure to loss on these contracts stems from the initial premium paid in cash to enter into the contract at inception, there are no requirements for the company to post collateral with respect to these contracts. With the exception of the Bank of Montreal (with which the company has placed only one small contract), the bank counterparties are required to post government debt securities as collateral in support of their total obligation owed to the company for all credit default swap contracts outstanding once such total obligation, aggregated for all contracts with that counterparty, exceeds a threshold amount (except for Citibank where there was no threshold), as defined in the individual master agreements with each counterparty.

During the third quarter of 2009, the company sold nil (2008 – $3,580.9) notional amount of credit default swaps for proceeds of nil (2008 – $595.7) and recorded net gains on sale of nil (2008 – $279.8) and net mark-to-market losses of $79.0 (2008 – net gains of $266.4). During the first nine months of 2009, the company sold $3,042.9 (2008 – $8,265.9) notional amount of credit default swaps for proceeds of $231.6 (2008 – $1,670.7) and recorded net gains on sale of $46.2 (2008 – $765.3) and net mark-to-market losses of $150.8 (2008 – net gains of $481.9). Sales of credit default swap contracts during the first nine months of 2009 and 2008 caused the company to reverse any previously recorded unrealized market value changes since the inception of the contract and to record the actual amount of the final cash settlement through net gains (losses) on investments in the consolidated statements of net earnings.

The following table and accompanying commentary summarize the sales of credit default swaps since the inception of this investment position, and show the cumulative realized and unrealized gains on credit default swaps as of September 30, 2009. Note that non-GAAP measures are used in this illustrative summary, as explained below.

	Notional amount	Original acquisition cost	Sale proceeds		Excess of sale proceeds over original acquisition cost
FY 2007	965.5	25.7	199.3		173.6
FY 2008	11,629.8	245.8	2,048.7		1,802.9
Q1 2009	2,902.6	45.5	223.0		177.5
Q2 2009	140.3	1.4	8.6		7.2
Q3 2009	—	—	—		—
Cumulative sales since inception	15,638.2	318.4	2,479.6		2,161.2
Remaining credit default swap positions at September 30, 2009	6,021.8	114.8	83.3	(1)	(31.5	)(2)
Cumulative realized and unrealized from inception	21,660.0	433.2	2,562.9		2,129.7
____________

(1)	Market value as of September 30, 2009.

(2)	Unrealized loss (measured using original acquisition cost) as of September 30, 2009.

The company has sold $15.64 billion notional amount of credit default swaps since inception with an original acquisition cost of $318.4 for cash proceeds of $2.48 billion and a cumulative gain (measured using original acquisition cost) of $2.16 billion. As of September 30, 2009, the remaining $6.02 billion notional amount of credit default swaps had a market value of $83.3 and an original acquisition cost of $114.8, representing an unrealized loss (measured using original acquisition cost) of $31.5.

The credit default swaps are extremely volatile, with the result that their market value and their liquidity may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known upon their disposition. The timing and amount of changes in fair value of fixed income securities and recoverable from reinsurers are by their nature uncertain. As a result of these data limitations and market uncertainties, it is not possible to estimate the reasonably likely future impact of the company’s economic hedging programs related to credit risk.

Consolidated interest expense increased 8.2% to $40.7 in the third quarter of 2009 from $37.6 in the third quarter of 2008 (and decreased 1.1% to $117.0 in the first nine months of 2009 from $118.3 in the first nine months of 2008), reflecting the additional interest expense incurred following the company’s third quarter issuance of Cdn$400.0 of senior unsecured notes and as a result of the consolidation of Advent and Ridley, partially offset by decreased interest expense as a result of lower subsidiary debt in 2009 compared to 2008. Consolidated interest expense is comprised of the following:

	Third quarter		First nine months
	2009	2008	2009	2008
Fairfax	24.9	21.9	68.0	66.8
Crum & Forster	6.9	6.9	20.8	21.3
OdysseyRe	7.6	8.4	23.5	25.8
Advent	1.2	0.4	3.9	0.4
Ridley	0.1	—	0.8	—
Cunningham Lindsey	—	—	—	4.0
	40.7	37.6	117.0	118.3

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company’s investment management and administration fees and the investment income, including net gains (losses) on investments, earned on holding company cash, short term investments and marketable securities, and is comprised of the following:

	Third quarter		First nine months
	2009	2008	2009	2008
Fairfax corporate overhead	27.1	27.3	67.6	81.9
Subsidiary holding companies corporate overhead	24.0	10.9	47.9	30.3
Holding company interest and dividends	(15.6)	1.8	(24.8)	(21.1)
Holding company net gains on investments	(164.7)	(190.9)	(126.0)	(481.2)
Investment management and administration fees	(24.2)	(15.9)	(47.7)	(49.1)
	(153.4)	(166.8)	(83.0)	(439.2)

Fairfax corporate overhead expense in the third quarter of 2009 decreased to $27.1 from $27.3 in the third quarter of 2008, primarily as a result of lower legal expenses. Subsidiary holding companies corporate overhead expense in the third quarter of 2009 increased to $24.0 from $10.9 in the third quarter of 2008, primarily due to increased compensation and legal expenses, including expenses of the OdysseyRe privatization. Interest and dividends earned on holding company cash, short term investments and marketable securities increased in the third quarter of 2009 compared to the third quarter of 2008 as a result of the increased holding company portfolio year-over-year. Net gains on investments at the holding company of $164.7 in the third quarter of 2009 (2008 – $190.9) included $119.8 of net gains on common stocks and equity derivatives and $64.0 of net gains on bonds, partially offset by $23.4 of net losses related to credit default swaps. Net gains on investments at the holding company of $190.9 in the third quarter of 2008 included $182.2 of net gains on common stocks and equity derivatives and $75.2 of net gains related to credit default swaps, partially offset by $35.2 of other than temporary impairments recorded on common stocks and bonds, $21.7 of net losses on bonds and $6.7 of net losses related to foreign currency.

Fairfax corporate overhead expense in the first nine months of 2009 declined to $67.6 from $81.9 in the first nine months of 2008, primarily reflecting lower legal expenses and technology costs. Subsidiary holding companies corporate overhead expenses increased from $30.3 in the first nine months of 2008 to $47.9 in the first nine months of 2009, principally as a result of increased compensation and legal expenses, including expenses of the OdysseyRe privatization. Interest and dividend income increased in the first nine months of 2009, reflecting increased holdings of cash, short term investments and marketable securities year-over-year. Net investment gains were $126.0 in the first nine months of 2009 (including $93.9 of net gains on common stocks and equity derivatives and $82.2 of net gains on bonds, partially offset by $38.6 of net losses related to credit default swaps and $12.1 of other than temporary impairments recorded on common stocks and bonds), compared to net investment gains of $481.2 in the first nine months of 2008 (including $320.1 of net gains on common stocks and equity derivatives and $212.6 of net gains related to credit default swaps, partially offset by $41.8 of other than temporary impairments recorded on common stocks and bonds, $10.8 of net losses on bonds and $7.2 of net losses related to foreign currency).

The effective income tax rates of 26.3% and 25.8% implicit in the $223.7 and $314.9 provision for income taxes in the third quarter and first nine months of 2009 respectively differed from the company’s statutory income tax rate of 33.0% primarily as a result of the effect of non-taxable investment income in the U.S. tax group (including dividend income and interest on bond investments in U.S. states and municipalities), income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate and the recognition of the benefit of previously unrecorded accumulated income tax losses, partially offset by income taxes on unrealized foreign currency gains on the company’s publicly issued debt securities.

The effective income tax rate of 26.6% and 27.7% implicit in the $194.8 and the $508.3 provision for income taxes in the third quarter and first nine months of 2008 respectively differed from the company’s statutory income tax rate of 33.5% as a result of income earned in jurisdictions where the corporate income tax rate is lower than the company’s statutory income tax rate, the recognition of the benefit of previously unrecorded accumulated income tax losses, and as a result of the release in the second quarter of $23.3 of income tax provisions subsequent to the completion of an examination by the Canada Revenue Agency of Fairfax’s Canadian tax filings related to an amended tax return for the 2002 taxation year.

The company’s non-controlling interests in its consolidated statements of earnings arose from the following subsidiaries:

	Third quarter		First nine months
	2009	2008	2009	2008
OdysseyRe	65.1	42.6	127.7	163.9
Northbridge	—	28.2	2.7	37.7
Advent	(1.1)	(1.6)	0.9	(1.6)
Ridley	(0.8)	—	(1.2)	—
	63.2	69.2	130.1	200.0

During the fourth quarter of 2009, the company completed the acquisition of the outstanding common shares of OdysseyRe and Advent not already owned by Fairfax, as described in note 5 to the consolidated financial statements.

During the first nine months of 2009, OdysseyRe purchased on the open market approximately 1.8 million of its common shares pursuant to its previously announced common share repurchase programme, increasing the company’s ownership of OdysseyRe to 72.6% as at September 30, 2009. During the first quarter of 2009, the company completed the previously announced Northbridge going-private transaction, increasing the company’s ownership of Northbridge to 100% (this transaction is described in note 5 to the consolidated financial statements). Upon increasing the company’s total interest in Advent to 58.5% in the third quarter of 2008 from 44.5%, the company commenced the consolidation of Advent’s results of operations and the related non-controlling interest in its consolidated statements of earnings. During the fourth quarter of 2008 and the first six months of 2009, the company purchased an additional 8.1% and 0.1% interest in Advent respectively, increasing the company’s total ownership interest in Advent to 66.7%. On July 17, 2009, the company announced a formal offer to acquire all of the outstanding common shares of Advent, other than those shares already owned by Fairfax and its affiliates, for 220 U.K. pence in cash per common share. The company owned 27.1 million common shares or approximately 66.7% of Advent’s outstanding common shares at the time of the offer. Upon acquiring a 67.9% interest in Ridley in the fourth quarter of 2008 (an additional 0.4% interest was acquired in the first six months of 2009), the company commenced the consolidation of Ridley’s results of operations and the related non-controlling interest in its consolidated statements of earnings.

Financial Condition

Holding company cash, short term investments and marketable securities at September 30, 2009 totalled $2,340.6 ($2,328.9 net of $11.7 of holding company short sale and derivative obligations), compared to $880.1 at June 30, 2009 ($862.7 net of $17.4 of holding company short sale and derivative obligations) and $1,564.2 at December 31, 2008 ($1,555.0 net of $9.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first nine months of 2009 included the receipt of $983.8 of net proceeds on the issuance of subordinate voting shares in the third quarter, the receipt of $359.0 of net proceeds on the issuance of unsecured senior notes in the third quarter, the payment of $374.0 (Cdn$458.4) in respect of the company’s privatization of Northbridge (as described in note 5), the payment of $198.2 in corporate income taxes, the payment of $146.7 of common and preferred share dividends, the receipt of $197.5 in cash dividends from subsidiaries, the investment of $65.9 to acquire a 15% equity interest in Alltrust Insurance Company of China Ltd. in the third quarter, the $57.0 cash consideration paid to acquire Polish Re, the additional investment of $49.0 in Cunningham Lindsey Group Limited (in conjunction with that company’s acquisition of the international business of GAB Robins), the investment of $24.5 in the start-up insurance operations of Fairfax Brazil, the holding company’s share of $12.1 in the privatization of Advent, and the repayment at maturity of $12.8 of the company’s 6.15% secured loan. The carrying values of holding company short term investments and marketable securities vary with changes in the fair values of those securities.

Subsidiary cash and short term investments decreased by $1,650.9 to $3,857.6 at September 30, 2009 from $5,508.5 at December 31, 2008, with the decrease primarily related to additional investments in bonds, common stocks and other investments, cash used in operating activities including cash used for corporate income tax payments, and cash used to complete the privatization of Northbridge and to repurchase common stock of OdysseyRe.

Consolidated cash resources increased by $2,704.0 during the third quarter of 2009, primarily as a result of $1,286.2 of cash provided by investing activities, $983.8 of net proceeds received on the issuance of subordinate voting shares, $359.0 of net proceeds on the issuance of unsecured senior notes, and the effects of foreign currency translation. Consolidated cash resources increased by $1,208.7 in the third quarter of 2008, primarily as a result of $167.7 of cash provided by operating activities and $1,517.4 of cash provided by investing activities, partially offset by $417.9 of cash used in financing activities, including for debt retirement and the repurchases by Fairfax, Northbridge and OdysseyRe of their common shares.

Consolidated cash resources increased by $1,902.7 in the first nine months of 2009, primarily as a result of $1,312.6 of cash provided by investing activities, $983.8 of net proceeds received on the issuance of subordinate voting shares, $359.0 of net proceeds on the issuance of unsecured senior notes, and the effects of foreign currency translation, $551.7 of cash used in operating activities, $627.7 of cash used in the company’s privatization of Northbridge and the company’s investments in Polish Re and Advent (as described in note 5), other cash used in financing activities, including $123.1 of repurchases by Fairfax and OdysseyRe of their common shares and the payment of $146.7 of dividends on the company’s common and preferred shares, and the effects of foreign currency translation. Consolidated cash resources increased by $1,227.0 in the first nine months of 2008, primarily as a result of $589.8 of cash provided by operating activities and $1,694.3 of cash provided by investing activities, partially offset by $1,015.9 of net cash used in financing activities, including the payment of common share and preferred dividends and repurchases by Fairfax, Northbridge and OdysseyRe of their common and preferred shares.

The net $134.2 decline in recoverable from reinsurers to $4,100.0 at September 30, 2009 from $4,234.2 at December 31, 2008 related primarily to reduced underwriting activity as a result of the impact of weak economic conditions and of the softening underwriting cycle and increasingly competitive market conditions, recoveries from reinsurers of ceded losses related to 2008 hurricanes, and continued progress by the runoff operations (including decreased reinsurance recoverable of $70.8 as a result of commutations by U.S. runoff, as described in note 7 to the consolidated financial statements), partially offset by increased reinsurance utilization by OdysseyRe’s insurance operations, the consolidation of Polish Re and the foreign currency translation effects of U.S. dollar depreciation subsequent to the 2008 year-end. The net $255.3 increase in provision for claims to $14,983.7 at September 30, 2009 from $14,728.4 at December 31, 2008 related primarily to the foreign currency translation effects of the depreciation since December 31, 2008 of the U.S. dollar relative to most of the major foreign currencies in which Fairfax’s insurance and reinsurance companies transact their business and the consolidation of Polish Re, partially offset by continued progress by the runoff operations, claims payments related to 2008 hurricanes, and reduced underwriting activity as a result of the weak economic conditions and the softening underwriting cycle and competitive market conditions.

Portfolio investments comprise investments carried at fair value and investments carried at equity-accounted values (at September 30, 2009, these latter primarily included the company’s investments in ICICI Lombard, International Coal Group and Cunningham Lindsey Group), the aggregate carrying value of which was $20,309.6 at September 30, 2009 ($20,248.2 net of subsidiary short sale and derivative obligations), compared to an aggregate carrying value at December 31, 2008 of $18,415.0 ($18,394.8 net of subsidiary short sale and derivative obligations). The net $1,853.4 increase in the aggregate carrying value of portfolio investments (net of subsidiary short sale and derivative obligations) at September 30, 2009 compared to December 31, 2008 primarily reflected the increase in net realized and unrealized gains in the first nine months of 2009 (including net investment gains on subsidiary portfolio investments of $848.8 and the $1,378.5 improvement in the net unrealized gains on subsidiary available for sale investments), $545.0 of subsidiary corporate income tax payments (substantially related to significant investment gains realized in 2008), $172.4 paid by Northbridge to complete its privatization, and $72.6 paid by OdysseyRe to repurchase its common shares. Major changes to portfolio investments in the first nine months of 2009 included a net increase of $2.1 billion in bonds, a net decrease in cash and short term investments (principally U.S. Treasury securities) of $1.7 billion and a net increase of $1.3 billion in common stocks. During the third quarter of 2009, as a result of the rapid increase in the valuation level of equity markets, the company determined to protect a portion (approximately one-quarter, or $1.5 billion notional amount relative to $5,891.8 of equity and equity-related holdings) of its equity and equity-related investments against a decline in equity markets by way of short positions effected through S&P 500 index-referenced total return swap contracts entered into at an average S&P 500 index value of $1,062.52. The unrecorded excess of fair value over the carrying value of investments carried at equity was $156.8 at September 30, 2009 ($356.0 at December 31, 2008).

Fairfax holds significant investments in equities and equity-related securities, which the company believes will significantly appreciate in value over time. The market values and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

Future income tax assets decreased by $543.5 to $155.9 during the first nine months of 2009, the decrease being primarily attributable to the decrease in future income taxes as a result of the appreciation of investments in 2009, and the utilization of income tax losses at the Canadian holding companies and within the U.S. consolidated tax group. Income taxes payable decreased by $503.8 to $152.5 during the first nine months of 2009, principally reflecting significant income tax payments made in 2009.

Risk Management

The company has an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across the organization. The key financial instrument risks are classified as underwriting, credit, market and liquidity risk. The company’s framework to monitor, evaluate and manage these risks is consistent with that in place as at December 31, 2008 (as disclosed in note 18 to the consolidated financial statements in the company’s 2008 Annual Report).

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company’s exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at September 30, 2009 compared to December 31, 2008.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial or contractual obligations to the company. Credit risk arises predominantly with respect to investments in debt instruments, reinsurance recoverables and receivables and balances due from counterparties to derivative contracts (primarily credit default swaps). There were no significant changes to the company’s exposure to credit risk at September 30, 2009 compared to December 31, 2008.

Since 2003, the company has used credit default swap contracts referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry as an economic hedge of risks affecting specific financial assets (recoverables from reinsurers), exposures potentially affecting the fair value of the company’s fixed income portfolio (principally investments in fixed income securities classified as corporate and other and U.S. states and municipalities in the company’s consolidated financial statements) and of broader systemic risk. The company’s holdings of credit default swap contracts have declined significantly in 2009 relative to prior years, largely as a result of significant sales in 2008. In the latter part of 2008, the company revised the financial objectives of its economic hedging program by determining not to replace its credit default swap hedge position as sales or expiries occurred based on: (i) the company’s judgment that its exposure to elevated levels of credit risk had moderated and that as a result the company had made the determination that its historical approaches to managing credit risk apart from the use of credit default swaps were once again satisfactory as a means of mitigating the company’s exposure to credit risk arising from its exposure to financial assets; (ii) the significant increase in the cost of purchasing credit protection (reducing the attractiveness of the credit default swap contract as a hedging instrument); and (iii) the fact that the company’s capital and liquidity had benefited significantly from more than $2.5 billion in cash proceeds of sales of credit default swaps realized since 2007. As a result, the effects that credit default swaps as hedging instruments may be expected to have on the company’s future financial position, liquidity and operating results may be expected to diminish significantly relative to the effects in recent years. The company may initiate new credit default swap contracts as an effective hedging mechanism in the future, but there can be no assurance that it will do so.

The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its credit default swap and total return swap contracts, pursuant to which the counterparties to these transactions are contractually required to deposit eligible collateral in collateral accounts for the benefit of the company in amounts related to the then current fair value of the credit default swaps and total return swaps. The fair value of this collateral at September 30, 2009, all of which consisted of government securities that may be sold or repledged by the company was $125.3. The fair value of this collateral at December 31, 2008, all of which consisted of government securities was $285.1 of which $107.6 may be sold or repledged by the company. The company has not exercised its right to sell or repledge collateral at September 30, 2009 or December 31, 2008. The amount of collateral required to be placed on deposit by the counterparties fluctuates with the fair value of the underlying derivative contracts.

The following table summarizes the effect of the credit default swap hedging instruments and related economically hedged items on the company’s historical financial position and results of operations as of and for the three months and nine months ended September 30, 2009 and 2008:

	As of and for the period ended September 30, 2009
			Third quarter			First nine months
	Exposure / notional value	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Credit risk exposures:
Bonds (non-sovereign)	8,846.2	8,846.2	74.4	622.7	697.1	307.6	1,011.3	1,318.9
Derivatives and other invested assets
Credit warrants	340.2	5.2	—	5.2	5.2	—	5.7	5.7
Accounts receivable and other	1,950.0	1,950.0	—	(0.9)	(0.9)	—	(3.3)	(3.3)
Recoverable from reinsurers	4,100.0	4,100.0	—	0.9	0.9	—	(1.7)	(1.7)
	15,236.4	14,901.4	74.4	627.9	702.3	307.6	1,012.0	1,319.6
Hedging instruments:
Derivatives and other invested assets
Credit default swaps	(6,021.8)	(83.3)	—	(79.0)	(79.0)	—	(104.6)	(104.6)
Net exposure and financial effects	9,214.6	14,818.1	74.4	548.9	623.3	307.6	907.4	1,215.0

	As of and for the period ended September 30, 2008
			Third quarter			First nine months
	Exposure / notional value	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Credit risk exposures:
Bonds (non-sovereign)	2,407.0	2,407.0	(50.8)	(201.5)	(252.3)	(66.6)	(184.0)	(250.6)
Derivatives and other invested assets Credit warrants	340.2	8.4	—	(1.0)	(1.0)	—	(6.1)	(6.1)
Accounts receivable and other	1,853.0	1,853.0	—	(0.5)	(0.5)	—	(0.5)	(0.5)
Recoverable from reinsurers	4,436.3	4,436.3	—	(2.1)	(2.1)	—	(8.8)	(8.8)
	9,036.5	8,704.7	(50.8)	(205.1)	(255.9)	(66.6)	(199.4)	(266.0)
Hedging instruments:
Derivatives and other invested assets
Credit default swaps:	(12,313.3)	(750.3)	—	546.2	546.2	—	1,247.2	1,247.2
Net exposure and financial effects	(3,276.8)	7,954.4	(50.8)	341.1	290.3	(66.6)	1,047.8	981.2

In the normal course of effecting its economic hedging strategy with respect to credit risk, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedge or due to the timing of opportunities related to the company’s ability to exit and enter hedged or hedging items at attractive prices.

Market Risk

Market risk is the potential for a negative impact on the consolidated balance sheets and/or statement of earnings resulting from adverse changes in the value of financial instruments as a result of changes in certain market variables including interest rates, foreign exchange rates, equity prices and credit spreads. The company incurs market risk principally in its investing activities but also in its underwriting activities to the extent those activities expose the company to foreign currency risk. The company’s investment portfolios are managed with a long term, value oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

As at September 30, 2009, the company had aggregate equity holdings with fair value of $5,891.8 (common stock of $5,321.7 plus investments, at equity of $570.1) compared to aggregate equity holdings as December 31, 2008 with fair value of $4,816.5 (common stocks of $4,241.2 plus investments, at equity of $575.3). As at September 30, 2009, the company had holdings of bonds exposed to credit risk (primarily bonds included in corporate and other and U.S. states and municipalities) with fair value of $8,846.2 compared to $6,212.8 at December 31, 2008. As a result of the significant increases in the company’s equity and fixed income holdings, the company’s exposure to equity price risk and interest rate risk at September 30, 2009 had increased compared to December 31, 2008. The company’s current financial risk management framework is able to manage the additional risk exposures.

During much of 2008 and immediately preceding years, the company had been concerned with the valuation level of worldwide equity markets, uncertainty resulting from credit issues in the United States and global economic conditions. As protection against a decline in equity markets, the company had held short positions effected by way of equity index-based exchange-traded securities, U.S. listed common stocks, equity total return swaps and equity index total return swaps, referred to in the aggregate as the company’s equity hedges. The company had purchased short term S&P 500 index call options to limit the potential loss on the short positions effected by the U.S. equity index total return swaps and the equity index-based exchange-traded securities and to provide general protection against the short positions in common stocks and equity total return swaps. In November 2008, following significant declines in global equity markets, the company revised the financial objectives of its hedging program on the basis of its assessment that elevated risks in the global equity markets had moderated and subsequently closed substantially all of its equity hedge positions. During the remainder of the fourth quarter of 2008, the company significantly increased its investments in equities as a result of the opportunities presented by significant declines in valuations. During the third quarter of 2009, as a result of the rapid increase in the valuation level of equity markets, the company determined to protect a portion (approximately one-quarter, or $1.5 billion notional amount relative to $5,891.8 of equity and equity-related holdings) of its equity and equity-related investments against a decline in equity markets by way of short positions effected through S&P 500 index-referenced total return swap contracts entered into at an average S&P 500 index value of $1,062.52.

The following table summarizes the effect of equity risk hedging instruments and related hedged items on the company’s historical financial position and results of operations as of and for the three months and nine months ended September 30, 2009 and 2008:

	As of and for the period ended September 30, 2009
			Third quarter			First nine months
	Exposure/ notional value	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Equity exposures:
Preferred stocks	151.0	151.0	2.3	1.1	3.4	4.7	3.1	7.8
Common stocks	5,321.7	5,321.7	575.5	89.6	665.1	1,182.3	(206.3)	976.0
Investments, at equity	570.1	413.3	—	17.7	17.7	—	21.7	21.7
Derivatives and other invested assets
Equity warrants	327.5	227.9	—	95.5	95.5	—	212.0	212.0
Equity total return swaps – long positions	259.3	96.9	—	89.6	89.6	—	60.0	60.0
	6,629.6	6,210.8	577.8	293.5	871.3	1,187.0	90.5	1,277.5
Hedging instruments:
Derivatives and other invested assets
Equity and equity index total return swaps – short positions	(1,725.8)	1.6	—	(4.6)	(4.6)	—	(4.6)	(4.6)
Net exposure and financial effects	4,903.8	6,212.4	577.8	288.9	866.7	1,187.0	85.9	1,272.9

	As of and for the period ended September 30, 2008
			Third quarter			First nine months
	Exposure/ notional value	Carrying value	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)	Other comprehensive income (pre-tax)	Net earnings (pre-tax)	Net equity (pre-tax)
Equity exposures:
Preferred stocks	48.1	48.1	(0.9)	(0.3)	(1.2)	—	(0.8)	(0.8)
Common stocks	2,882.7	2,882.7	(212.9)	(126.3)	(339.2)	(267.4)	(316.2)	(583.6)
Investments, at equity	713.3	350.7	—	(24.1)	(24.1)	—	(25.1)	(25.1)
	3,644.1	3,281.5	(213.8)	(150.7)	(364.5)	(267.4)	(342.1)	(609.5)
Hedging instruments:
Derivatives and other invested assets
Equity and equity index total return swaps – short positions	(4,196.2)	(245.5)	—	662.7	662.7	—	1,023.7	1,023.7
Net exposure and financial effects	(552.1)	3,036.0	(213.8)	512.0	298.2	(267.4)	681.6	414.2

In the normal course of effecting its economic hedging strategy with respect to equity risk, the company expects that there may be periods where the notional value of the hedging instruments may exceed or be deficient relative to the company’s exposure to the items being hedged. This situation may arise when management compensates for imperfect correlations between the hedging item and the hedge or due to the timing of opportunities related to the company’s ability to exit and enter hedged or hedging items at attractive prices.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or cash flows of a financial instrument will fluctuate because of changes in exchange rates and produce an adverse effect on earnings and equity when measured in a company’s functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the US dollar, and also through its net investment in subsidiaries that have a functional currency other than the US dollar. Long and short foreign exchange forward contracts primarily denominated in the Pound Sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities are generally used to manage the company’s foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the US dollar. The company’s exposure to foreign currency risk was not materially different at September 30, 2009 compared to December 31, 2008 with the exception of the financial reporting hedge implemented for the company’s net investment in Northbridge as described below.

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in other comprehensive income. The gains and losses relating to the ineffective portion of the hedge are recorded in net gains (losses) on investments in the consolidated statement of net earnings. Gains and losses in accumulated other comprehensive income are recognized in net earnings when the hedged net investment in foreign operations is reduced.

In the first quarter of 2009 Northbridge, which conducts business primarily in Canada, became a wholly owned subsidiary of Fairfax. As a self-sustaining operation with a Canadian dollar functional currency, the net assets of Northbridge represent a significant foreign currency exposure to Fairfax. In keeping with the company’s foreign currency risk management objective of mitigating the impact of foreign currency rate fluctuations on its financial position, upon the completion of the issuance in August 2009 the company designated the carrying value of its Canadian dollar denominated senior notes due August 19, 2019 as a hedge of a portion of its net investment in Northbridge for financial reporting purposes. For the quarter and nine months ended September 30, 2009, the company recognized $9.4 of foreign currency movement on the senior notes in changes in gains and losses on hedges of net investment in foreign subsidiary in the consolidated statement of comprehensive income. The financial impact of the foreign currency movements deferred in the currency translation account in accumulated other comprehensive income will remain deferred until such time that the net investment in Northbridge is reduced.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable prices as they fall due. It is the company’s policy to ensure that sufficient liquid assets are available to meet financial commitments, including liabilities to policyholders, debt holders and investment commitments. Key measures as at September 30, 2009 and December 31, 2008 are outlined in the capital structure and financial ratios table that follows.

Capital Structure and Liquidity

The company’s capital structure and financial ratios were as follows:

	September 30, 2009		December 31, 2008
Holding company cash, short term investments and marketable securities, net of short sale and derivative obligations	2,328.9		1,555.0
Holding company debt	1,226.1		869.6
Subsidiary debt	906.0		910.2
Other long term obligations – holding company	174.8		187.7
Total debt	2,306.9		1,967.5
Net (cash) debt	(22.0)		412.5
Common shareholders’ equity	7,547.7		4,866.3
Preferred equity	102.5		102.5
Non-controlling interests	1,066.6		1,382.8
Total equity and non-controlling interests	8,716.8		6,351.6
Net (cash) debt/total equity and non-controlling interests	(0.3)%		6.5%
Net (cash) debt/net total capital(1)	(0.3)%		6.1%
Total debt/total capital(2)	20.9%		23.7%
Interest coverage(3)	11.4	x	16.4	x

____________

(1)	Net total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and net (cash) debt.

(2)	Total capital is calculated by the company as the sum of total shareholders’ equity, non-controlling interests and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) from operations before income taxes and interest expense divided by interest expense.

Holding company debt (including other long term obligations) at September 30, 2009 increased by $343.6 to $1,400.9 from $1,057.3 at December 31, 2008, primarily reflecting the public debt offering of Cdn$400.0 principal amount of 7.50% unsecured senior notes due August 19, 2019, partially offset by the repayment at maturity of the outstanding $12.8 of its 6.15% secured loan and debt repurchases.

Subsidiary debt at September 30, 2009 decreased by $4.2 to $906.0 from $910.2 at December 31, 2008, primarily reflecting a repayment by Ridley on its secured revolving term loan facilities.

On September 11, 2009, the company completed a public equity offering and issued 2,881,844 subordinate voting shares at $347.00 per share, for net proceeds after commissions and expenses (net of tax) of $989.3. The net proceeds were applied to the company’s completed privatization of OdysseyRe for the cash purchase price of $1,004.7 (as described in note 5 to the consolidated financial statements).

At September 30, 2009 the company’s consolidated net debt/net total capital ratio decreased to (0.3)% from 6.1% at December 31, 2008 as holding company cash, short term investments and marketable securities exceeded total debt. The change related primarily to the significant increase in holding company cash, short term investments and marketable securities (discussed in Financial Condition), the increases in retained earnings and accumulated other comprehensive income, and the decrease in non-controlling interests (primarily resulting from the Northbridge privatization), partially offset by the increase in holding company debt as a result of the third quarter issuance of unsecured senior notes. The consolidated total debt/total capital ratio decreased to 20.9% at September 30, 2009 from 23.7% at December 31, 2008. The improvement related primarily to the effects of the above-mentioned increases in shareholders’ equity, partially offset by the decrease in non-controlling interests (primarily resulting from the Northbridge privatization) and the increase in holding company debt. During the fourth quarter of 2009, the company’s consolidated net debt/net total capital ratio and its consolidated total debt/total capital ratio are expected to increase as a result of the following (as described in notes 5 and 6 to the consolidated financial statements): the issuance of Series C preferred shares completed on October 5, 2009; the company’s intent to redeem its outstanding Series A and Series B preferred shares during the fourth quarter; and the completion of the OdysseyRe privatization, including the decrease in non-controlling interest of approximately $944.5 (carrying value at September 30, 2009).

The company believes that cash, short term investments and marketable securities held at the holding company provide more than adequate liquidity to meet the holding company’s obligations in the remainder of 2009 and in 2010. In addition to these holding company resources, the holding company expects to continue to receive investment management and administration fees, investment income on its holdings of cash, short term investments and marketable securities, and dividends from its insurance and reinsurance subsidiaries. During the fourth quarter (on October 5, 2009, as described in note 6) the company received the net proceeds of $227.2 from the issuance of Series C preferred shares. During the fourth quarter, on October 28, 2009, the company completed the OdysseyRe privatization for the cash purchase price of $1,004.7 (as described in note 5 to the consolidated financial statements). The company intends to redeem its remaining Series A and Series B preferred shares in the fourth quarter (as described in note 6) at an expected cost of approximately $139.8. The holding company’s known significant obligations, other than the completion of the OdysseyRe privatization and the redemption of the Series A and Series B preferred shares in the fourth quarter of 2009, for the remainder of 2009 and 2010 consist of interest and corporate overhead expenses, preferred share dividends and income tax payments.

Primarily as a result of the company’s third quarter issuance of subordinate voting shares (net proceeds of $989.3), net earnings in the first nine months of $777.4 and the effect of increased accumulated other comprehensive income (increased $1,079.2 in the first nine months, primarily reflecting a net increase in unrealized gains on available for sale securities and unrealized foreign currency translation gains), partially offset by the company’s dividend payments on its common shares and preferred shares during the first nine months of 2009, shareholders’ equity at September 30, 2009 increased by $2,681.4 to $7,650.2 from $4,968.8 at December 31, 2008. Common shareholders’ equity at September 30, 2009 was $7,547.7 or $371.85 per basic share (excluding the unrecorded $156.8 excess of fair value over the carrying value of investments carried at equity) compared to $278.28 per basic share (excluding the unrecorded $356.0 excess of fair value over the carrying value of investments carried at equity) at the end of 2008, representing an increase per basic share in the first nine months of 2009 of 33.6% (without adjustment for the $8.00 per common share dividend paid in the first quarter of 2009, or 36.1% adjusted to include that dividend). During the first nine months of 2009, the number of basic shares increased primarily as a result of the company’s September 11, 2009 issuance of 2,881,844 subordinate voting shares at $347.00 per share, partially offset by the repurchase of 44,500 subordinate voting shares. At September 30, 2009 there were 20,297,588 common shares effectively outstanding.

Contractual Obligations

Details of the company’s material contractual obligations (including financial liabilities and credit and liquidity commitments) which give rise to commitments of future payments affecting the company’s short term and long term liquidity and capital resource needs are provided on page 149 of the company’s 2008 Annual Report. The following table provides a payment schedule of current and future obligations (holding company and subsidiaries) as at September 30, 2009.

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Gross claims liability	3,487.5	4,197.5	2,526.8	4,771.9	14,983.7
Long term debt obligations – principal	1.6	181.7	225.2	1,766.4	2,174.9
Long term debt obligations – interest	158.7	310.6	253.4	673.6	1,396.3
Operating leases – obligations	35.6	75.9	35.7	80.9	228.1
Other long term liabilities – principal	5.7	11.3	9.3	148.5	174.8
Other long term liabilities – interest	15.1	28.6	26.9	47.2	117.8
	3,704.2	4,805.6	3,077.3	7,488.5	19,075.6

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board confirmed in 2008 that the use of International Financial Reporting Standards (“IFRS”) by publicly accountable enterprises will be required in 2011 with comparative data for the prior year. IFRS uses a conceptual framework similar to Canadian GAAP, but there could be significant differences in recognition, measurement and disclosures that will need to be addressed.

The company has established a steering committee, a project team and working groups to review the adoption and implementation of IFRS. The project team provides regular updates to management, the Steering Committee and the Audit Committee. An IFRS project kick-off meeting was held in November 2008 for the CFOs and IFRS project leaders of the company’s major operating groups. Education sessions have been, and will continue to be, provided for employees, management and the Audit Committee to increase knowledge and awareness of IFRS and its impact.

The company’s IFRS conversion plan consists of four phases: Preliminary Impact Assessment, Detailed Planning, Execution and Post-Implementation Review. The company has completed the Detailed Planning phase and continues its work on the Execution phase, which it expects to complete by mid-2010. In working through the Detailed Planning phase, the company reviewed current requirements under IFRS, identified a number of potential measurement differences between IFRS and Canadian GAAP, and considered accounting policy choices along with available first-time adopter implementation exemptions. Recently, management made a presentation to the company’s Audit Committee identifying the IFRSs (both current and expected) that it believes will have the most significant impact on the company’s consolidated financial statements. This presentation included an overview of these various IFRSs, a discussion of alternative accounting policies available under IFRS and optional exemptions for the application of the standards available to first-time adopters and the identification of the operating groups expected to be impacted the most by the adoption of IFRS.

With a project of this scale and significance to the company’s financial reporting, it is critical that the company continues to carefully assess the impact of any changes in requirements and processes on the adequacy of its financial reporting systems and internal controls, including information technology and disclosure controls. A significant amount of effort to adopt and comply with IFRS requirements is expected.

Throughout the project the company will continue to monitor discussion papers, exposure drafts and standards released by the International Accounting Standards Board and the International Financial Reporting Interpretations Committee. The company will assess the impact of the proposed standards on its financial statements and disclosure as additional information becomes available.

Management’s initial assessment has identified the following areas expected to be most affected by the transition to IFRS based on IFRSs currently in force: employee benefits, business combinations and the classification of foreign exchange on available for sale debt securities. However, many IFRSs are currently undergoing modification or are yet to be issued for the first the time. For example, if the Exposure Draft – IAS 39 – Financial Instruments: Classification and Measurement was finalized in its current form, the company would anticipate the impact to be pervasive, especially in relation to its investment portfolio where the majority of its investments would be required to be recorded at fair value through the profit and loss as the available for sale classification for financial instruments would cease to exist. The final IAS 39 – Financial Instruments: Classification and Measurement standard is currently scheduled for release in the fourth quarter of 2009 with adoption required no later than January 1, 2012. Another area where the company anticipates that the adoption of IFRS will have a significant impact is accounting for insurance contracts. The company is limited in its ability to estimate the impact that this standard will have on its financial reporting until a conclusion on the measurement model used to recognize insurance contracts is reached by the International Accounting Standards Board and codified in the Exposure Draft – IFRS 4 – Insurance Contracts Phase II expected to be issued in January 2010 and ultimately when the final standard is released in 2011. As a result of these anticipated changes to IFRS prior to the company’s transition date, combined with changing market conditions, the financial impacts of the adoption of IFRS by the company cannot be reasonably quantified at this time.

The company continues through the Execution phase of its conversion plan, building on the detailed analysis and evaluation of the financial, information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases. The company’s auditors’ have commenced their preliminary review of the company’s analysis and documentation of identified measurement differences between Canadian GAAP and IFRS. Management believes that the company continues to track well with its IFRS conversion plan as approved by the Audit Committee.

A more detailed analysis and evaluation of the financial, information systems and the financial reporting impact of the issues identified in the Preliminary Impact Assessment and Detailed Planning phases are expected to be completed in the current year.

Lawsuits Seeking Class Action Status

There have been no material developments on this matter beyond the disclosure in note 13 of the company’s 2008 Annual Report. For a full description of this matter, please see “Lawsuits” in note 10 to the consolidated financial statements.

Comparative Quarterly Data (unaudited)

	September 30, 2009	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007
Revenue	2,213.4	1,735.5	1,279.4	2,048.7	2,162.9	1,243.5	2,370.5	2,400.7
Net earnings (loss)	562.4	275.4	(60.4)	346.8	467.6	27.6	631.8	563.6
Net earnings (loss) per share	$31.04	$15.65	$(3.55)	$19.73	$25.40	$0.84	$34.72	$31.71
Net earnings (loss) per diluted share	$30.88	$15.56	$(3.55)	$19.62	$25.27	$0.84	$33.78	$30.15

Operating results at the company’s insurance and reinsurance operations were improving as a result of company efforts, although they have recently been affected by an increasingly difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.